                                                      REGISTRATION NO. 33-51963
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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                ---------------

                            AMENDMENT NO. 4 TO
                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

        TORCHMARK CORPORATION                     TORCHMARK CAPITAL L.L.C.
     (EXACT NAME OF REGISTRANT AS               (EXACT NAME OF REGISTRANT AS
      SPECIFIED IN ITS CHARTER)                  SPECIFIED IN ITS CHARTER)


      DELAWARE         63-0780404                DELAWARE       [63-1120036]
  (STATE OR OTHER   (I.R.S. EMPLOYER          (STATE OR OTHER (I.R.S. EMPLOYER
  JURISDICTION OF    IDENTIFICATION           JURISDICTION OF  IDENTIFICATION
  INCORPORATION OR       NUMBER)             INCORPORATION OR      NUMBER)
   ORGANIZATION)                               ORGANIZATION)

                            2001 THIRD AVENUE SOUTH
                           BIRMINGHAM, ALABAMA 35233
                                (205) 325-4200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                                KEITH A. TUCKER
                                 VICE CHAIRMAN
                             TORCHMARK CORPORATION
                            2001 THIRD AVENUE SOUTH
                           BIRMINGHAM, ALABAMA 35233
                                (205) 325-4248
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
        ALAN J. BOGDANOW, ESQ.                FRANCIS MORISON, ESQ.
         HUGHES & LUCE, L.L.P.                DAVIS POLK & WARDWELL
       1717 MAIN ST., SUITE 2800               450 LEXINGTON AVENUE
          DALLAS, TEXAS 75201                NEW YORK, NEW YORK 10017
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined by market conditions.
                                ---------------
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
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
                                                        PROPOSED
                                          PROPOSED      MAXIMUM
                            AMOUNT        MAXIMUM      AGGREGATE    AMOUNT OF
  TITLE OF SECURITIES        BEING     OFFERING PRICE   OFFERING   REGISTRATION
    BEING REGISTERED     REGISTERED(3)  PER UNIT(4)     PRICE(5)      FEE(6)
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
Torchmark Preferred
 Stock ................
Torchmark Depositary
 Shares(1).............
Torchmark Capital
 Preferred Securities..  $200,000,000                 $200,000,000  $68,965.52
Torchmark Backup
 Undertakings with
 respect to Torchmark
 Capital Preferred
 Securities(2).........

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  (1) The consideration for the Depositary Shares is included in that of the
Torchmark Preferred Stock, par value $1.00 per share.
  (2) No separate consideration will be received for the Torchmark Corporation Backup Undertakings with respect to the Torchmark Capital Preferred Securities.
  (3) Within the overall amount of securities being registered hereby, the maximum number of shares of Torchmark Preferred Stock, Depositary Shares or Torchmark Capital Preferred Securities being registered hereby is such number as has a proposed maximum aggregate offering price of $200,000,000, in U.S. dollars, or the equivalent thereof in foreign currencies, plus accrued dividends, if any.
  (4) The proposed maximum offering price per share or Depositary Share is equal to the proposed maximum aggregate offering price for the shares or Depositary Shares offered, divided by the number of shares or Depositary Shares offered.
  (5) Estimated solely for the purposes of calculating the registration fee.
  (6) Previously paid.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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


          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE  , 1994

                           TORCHMARK CAPITAL L.L.C.

                        % PREFERRED SECURITIES, SERIES A
                  (LIQUIDATION PREFERENCE $    PER SECURITY)
                 GUARANTEED TO THE EXTENT SET FORTH HEREIN BY

                             TORCHMARK CORPORATION

                                ---------------

  The   % Preferred Securities, Series A (the "Series A Preferred
Securities"), representing the preferred limited liability company interests offered hereby are being issued by Torchmark Capital L.L.C., a limited liability company organized under the laws of the State of Delaware ("Torchmark Capital"). All of the common limited liability company interests of Torchmark Capital are beneficially owned by Torchmark Corporation, a Delaware corporation ("Torchmark"). Torchmark Capital was formed solely for the purpose of issuing securities and making loans (the "Loans") of the net proceeds thereof to Torchmark or its subsidiaries.

  The Series A Preferred Securities will entitle holders to receive cumulative
preferential distributions ("dividends") at an annual rate of   % of the
liquidation preference of $    per security, accruing from the date of
original issuance and payable monthly in arrears on the last day of each
calendar month of each year, commencing       , 1994. The payment of
dividends, if and to the extent declared out of moneys held by Torchmark Capital and legally available therefor, and payments on liquidation or redemption with respect to the Series A Preferred Securities are guaranteed by Torchmark to the extent described herein (the "Guarantee"). If Torchmark fails to make interest payments on the Loans, Torchmark Capital will have insufficient funds to declare or pay dividends on the Series A Preferred Securities. The Guarantee does not cover payment of such undeclared dividends. In such event, the remedy of a holder of Series A Preferred Securities is to enforce the Loans. See "Description of the Loans--Enforcement." For a discussion of the terms and limitations of the Guarantee, see "Description of the Guarantee." The Guarantee will rank junior to all liabilities of Torchmark. At March 31, 1994, Torchmark had Senior Indebtedness of approximately $899.4 million and total liabilities of approximately $6.2 billion. Neither the Guarantee nor the Loan Agreement limit the amount of Senior Indebtedness that may be incurred in the future. No portion of the dividends received by any holders of the Series A Preferred Securities will be eligible for the dividends received deductions for U.S. federal income tax purposes.

  The Series A Preferred Securities are redeemable, at the option of Torchmark Capital (with Torchmark's consent), in whole or in part from time to time, at
$    per security on or after       , 1999, plus in each case accrued and
unpaid dividends to the date fixed for redemption (the "Redemption Price"), and will be redeemed, under certain circumstances, from the proceeds of any prepayment or repayment by Torchmark of the loan of the proceeds from the sale of the Series A Preferred Securities. In addition, at the option of Torchmark Capital (with Torchmark's consent), under certain circumstances following the occurrence of a Special Event (as defined herein) arising from a change in law, the Series A Preferred Securities are redeemable in whole, but not in part, from time to time, at the Redemption Price. See "Description of Series A Preferred Securities--Special Event Redemption."

  In the event of the liquidation of Torchmark Capital, holders of Series A Preferred Securities will be entitled to receive for each Series A Preferred
Security the liquidation preference of $    plus accrued and unpaid dividends
to the date of payment, subject to certain limitations. See "Description of Series A Preferred Securities--Liquidation Dividend."

  For a description of the various contractual backup undertakings of Torchmark relating to the Series A Preferred Securities, see "Torchmark Capital L.L.C.," "Description of Series A Preferred Securities--Mandatory Redemption," "Description of the Guarantee" and "Description of the Loans" herein.

  SEE "CERTAIN INVESTMENT CONSIDERATIONS" FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE SERIES A PREFERRED SECURITIES, INCLUDING CIRCUMSTANCES UNDER WHICH PAYMENT OF DIVIDENDS ON THE SERIES A PREFERRED SECURITIES MAY BE DEFERRED.

  Application has been made to list the Series A Preferred Securities on the New York Stock Exchange.

                                ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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
                                   INITIAL PUBLIC    UNDERWRITING   PROCEEDS TO
                                  OFFERING PRICE(1) COMMISSIONS(2) COMPANY(3)(4)
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
Per Security....................        $                   (3)        $
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Total (4).......................        $                   (3)        $

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(1) Plus accrued dividends, if any, from       , 1994.
(2) Torchmark Capital and Torchmark have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
(3) In view of the fact that the proceeds of the sale of the Series A Preferred Securities will be lent to Torchmark, Torchmark has agreed to pay the Underwriters, as compensation ("Underwriters' Compensation") for
    their services, $   per Series A Preferred Security (or $    in the
    aggregate). See "Underwriters."
(4) In addition, expenses related to the offering, estimated at $375,000, will be paid by Torchmark.

                                ---------------

  The Series A Preferred Securities are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Series A Preferred Securities will be made only in book-entry
form through the facilities of The Depository Trust Company on or about    ,
1994.

                                ---------------

                                [UNDERWRITERS]

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS       , 1994.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  FOR NORTH CAROLINA PURCHASERS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED ON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

  NO PERSON IS AUTHORIZED BY TORCHMARK OR TORCHMARK CAPITAL OR BY THE UNDERWRITERS OR ANY DEALER TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR ANY SALE MADE HEREUNDER DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE ON WHICH SUCH INFORMATION IS GIVEN.

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                             PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary............................................
Certain Investment Considerations........................................
Torchmark Capital L.L.C..................................................
Torchmark Corporation....................................................
Use of Proceeds..........................................................
Description of Series A Preferred Securities.............................
Description of the Guarantee.............................................
Description of the Loans.................................................
Certain United States Income Tax Consequences............................
Underwriters.............................................................
Legal Opinions...........................................................

                                   PROSPECTUS
Available Information....................................................
Incorporation of Certain Information by Reference........................
Torchmark................................................................
Ratio of Earnings to Combined Fixed Charges and Preferred Stock
 Dividends...............................................................
Use of Proceeds..........................................................
Selected Consolidated Financial Information..............................
Description of Torchmark Stock...........................................
Description of Depositary Shares.........................................
Torchmark Capital L.L.C..................................................
Plan of Distribution.....................................................
Legal Opinions...........................................................
Experts..................................................................

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this Prospectus Supplement and in the Prospectus or incorporated herein or therein by reference.

                        TORCHMARK AND TORCHMARK CAPITAL

  Torchmark Capital L.L.C. ("Torchmark Capital"), a wholly owned special purpose finance subsidiary of Torchmark Corporation ("Torchmark"), is a Delaware limited liability company formed solely for the purpose of issuing common and preferred limited liability company interests, including the Series A Preferred Securities, and lending the proceeds thereof to Torchmark.

  Torchmark, through its subsidiaries, offers a portfolio of life and health insurance products, institutional investment management services and individual financial planning services and products, and engages in energy related services and operations.

                                  THE OFFERING

Securities Offered..............        million  % Preferred Securities, Series
                                  A.

Issuer..........................  Torchmark Capital L.L.C., a special purpose finance subsidiary organized as a Delaware limited liability company and wholly owned, directly or indirectly, by Torchmark Corpora-tion.

Guarantor.......................  Torchmark Corporation.

Liquidation Preference..........  $       per security, plus accumulated and un-
                                  paid dividends.

Dividends.......................  Cumulative at the annual rate of  % of the stated liquidation preference per security,
                                  payable monthly in arrears on the last day of
                                  each calendar month, commencing         ,
                                  1994.

Redemption......................  Not redeemable prior to    , 1999 (except in
                                  limited circumstances described herein under
                                  "Description of Series A Preferred Securi-
                                  ties--Special Event Redemption"). Thereafter,
                                  redeemable at the option of Torchmark Capital
                                  at any time, or mandatorily (unless the funds
                                  are relent to Torchmark) in the event of a
                                  prepayment by Torchmark of the Loans under
                                  the Loan Agreement (each as defined below),
                                  at $    per security plus accumulated and un-
                                  paid dividends.

Listing.........................  New York Stock Exchange (Symbol ["TMKPfA"]).

Use of Proceeds.................  All proceeds will be lent (the "Loans") by
                                  Torchmark Capital to Torchmark under a Loan
                                  Agreement (the "Loan Agreement") for general corporate purposes, which may include, with-out limitation, repayment of bank debt, the repurchase of shares of Torchmark's common stock, and possible acquisitions.

BACKUP UNDERTAKINGS OF TORCHMARK:

  Payment and Guarantee
   Agreement Obligations......    Torchmark irrevocably and unconditionally
                                  guarantees Torchmark Capital's payment of:
                                  (i) all legally declared and unpaid divi-dends, (ii) all redemption payments to the extent of funds legally available therefor and (iii) in the event of liquidation, the lesser of (a) the liquidation preference plus accumulated and unpaid dividends or (b) the amount of assets of Torchmark Capital legally available for distribution to holders of Pre-ferred Securities in such liquidation. The
                                  Guarantee is directly enforceable by holders of Series A Preferred Securities and is sub-ordinate to all liabilities of Torchmark.

  Loan Agreement Obligations..    Under the Loan Agreement, Torchmark is obli-
                                  gated to pay (i) interest at    % per annum,
                                  which will be in an amount and at times suf-ficient to permit timely and full payment of all dividends on Series A Preferred Securi-ties (subject to certain rights of extension described under "Description of the Loans--
                                  Extended Interest Payment Period"), and (ii) principal in amounts and at times sufficient to permit timely and full payment of all amounts payable by Torchmark Capital to hold-ers of Series A Preferred Securities on ac-count of mandatory or optional redemptions of Series A Preferred Securities or dissolution, wind-up or liquidation of Torchmark Capital.
                                  The obligations of Torchmark under the Loan
                                  Agreement are directly enforceable by or on behalf of holders of Series A Preferred Secu-rities, and are subordinate to the extent de-scribed herein.

  Related Guarantee and Loan
   Agreement Covenants........    Under the Payment and Guarantee Agreement and
                                  the Loan Agreement, Torchmark covenants, among other things, so long as any Series A
                                  Preferred Securities remain outstanding, (i) to maintain direct or indirect 100% ownership of the Securities of Torchmark Capital other than the Series A Preferred Securities and any additional preferred securities ranking pari passu with the Series A Preferred Secu-rities; (ii) not to voluntarily dissolve, wind-up or liquidate Torchmark Capital; and
                                  (iii) to remain the Managing Member of
                                  Torchmark Capital and to timely perform all of its duties as Managing Member of Torchmark
                                  Capital (including the duty to declare and pay dividends on the Preferred Securities), provided that any permitted successor of Torchmark under the Loan Agreement may suc-ceed to its duties as Managing Member.

Certain Investment
 Considerations.................  Prospective purchasers of Series A Preferred
                                  Securities should carefully review the infor-mation contained elsewhere in this Prospectus Supplement and the accompanying Prospectus and should particularly consider the matters set forth under "Certain Investment Consider-ations."

                       CERTAIN INVESTMENT CONSIDERATIONS

  Prospective purchasers of Series A Preferred Securities should carefully review the information contained elsewhere in this Prospectus Supplement and in the Prospectus and should particularly consider the following matters.

SUBORDINATION OF TORCHMARK OBLIGATIONS

  Torchmark's obligations under the Guarantee (as defined herein) are subordinate and junior in right of payment to all other liabilities of Torchmark and the obligations of Torchmark under the Loan Agreement (as defined herein) are subordinate and junior in right of payment to Senior Indebtedness of Torchmark. See "Description of the Guarantee--Status of the Guarantee" and "Description of the Loans--Subordination." At March 31, 1994, Torchmark had approximately $899.4 million of outstanding Senior Indebtedness, as well as approximately $6.2 billion of other liabilities reflected on its balance sheet, all of which would rank senior to the Guarantee. There are no provisions in the Series A Preferred Securities, the Loan Agreement or the Guarantee which limit Torchmark's ability to incur additional indebtedness, including indebtedness that ranks senior to the Guarantee and the Loan Agreement.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

  Torchmark has the right under the Loan Agreement to extend interest payment periods for up to 60 months, and, as a consequence, monthly dividends on the Series A Preferred Securities can be deferred (but will continue to accumulate) by Torchmark Capital during any such extended interest payment period. In the event that Torchmark exercises this right, Torchmark may not declare dividends on any share of its capital stock (other than a declaration of a dividend consisting of common or preferred stock purchase rights under a stockholder rights plan). Torchmark Capital and Torchmark currently believe that the extension of a payment period is remote. See "Description of the Loans--Option to Extend Interest Payment Period." See "Description of Series A Preferred Securities--Voting" and "Certain United States Income Tax Consequences" for a description of certain voting rights and U.S. income tax consequences of an extended interest payment period.

TAX CONSEQUENCES OF EXTENDED INTEREST PAYMENT PERIOD

  Should an extended interest payment period occur, Torchmark Capital will continue to accrue income for U.S. federal income tax purposes which will be allocated, even though not distributed currently, to record holders of Series A Preferred Securities. As a result, such a holder will include such interest in gross income for U.S. federal income tax purposes in advance of the receipt of cash from Torchmark Capital, and will not receive the cash related to such income if such a holder disposes of the Series A Preferred Securities prior to the record date for payment of dividends. See "Certain United States Income Tax Consequences--Potential Extension of Interest Payment Period."

SPECIAL EVENT REDEMPTION

  Torchmark is aware that the Department of the Treasury recently published a notice concerning and may in the future review the federal income tax treatment of the interest payable on obligations similar to the Loans. In addition, the Department of the Treasury recently issued proposed regulations with respect to abusive uses of partnership vehicles. While Torchmark does not believe that the recent notices or the proposed regulations implicate this transaction, Torchmark is unable to predict future governmental action. Therefore, in the event that the Department of the Treasury further issues an official interpretation of law or regulation to the effect that either (i) Torchmark shall not be entitled to deduct interest for federal income tax purposes with respect to the amounts being lent by Torchmark Capital to Torchmark, (ii) Torchmark Capital is subject to federal income tax with respect to the interest on the loans to Torchmark, or (iii) Torchmark Capital is subject to more than a de minimis amount of other taxes, duties or other governmental charges, the Series A Preferred Securities would be subject to redemption at the option of Torchmark and/or Torchmark Capital, or, alternatively, could be left outstanding, as described under "Description of Series A Preferred Securities-- Special Event Redemption."

                            TORCHMARK CAPITAL L.L.C.

  Torchmark Capital L.L.C., a wholly owned special purpose finance subsidiary of Torchmark, is a limited liability company organized under the Delaware Limited Liability Company Act (the "Delaware Act"). The initial members of Torchmark Capital are Torchmark and Maxwell's Energy Company, Inc., a wholly-owned subsidiary of Torchmark ("Maxwell's"). Torchmark and Maxwell's entered into a limited liability company agreement of Torchmark Capital dated as of March 11, 1994. Such limited liability company agreement will be amended and restated in its entirety (as so amended and restated, the "LLC Agreement"). A copy of the form of the LLC Agreement is included as an exhibit to the Registration Statement on Form S-3 (File No. 33-51963) of which this Prospectus Supplement forms a part (the "Registration Statement"). Torchmark Capital exists solely for the purpose of issuing its common and preferred securities, including the Series A Preferred Securities, and lending the net proceeds thereof to Torchmark to finance Torchmark's and its subsidiaries' business operations. Pursuant to the terms of the LLC Agreement, Torchmark will continue to be a member of Torchmark Capital and Maxwell's will resign as a member of Torchmark Capital effective as of the closing of the offering of the Series A Preferred Securities. Torchmark will hold the common limited liability company interests in Torchmark Capital (the "Common Securities"). The members which hold Series A Preferred Securities will hold preferred limited liability company interests in Torchmark Capital. The rights of the Series A Preferred Security holders, including economic rights, rights to information and voting rights, are set forth in the LLC Agreement and the Delaware Act. See "Description of Series A Preferred Securities." Under the LLC Agreement, holders of the Series A Preferred Securities are entitled to true and full information regarding the state of the business and financial condition of Torchmark Capital.

  Torchmark Capital is a separate legal entity under the laws of the State of Delaware and is distinct from its owners, who are known as "members." A Delaware limited liability company is similar to a Delaware corporation in providing limited liability to its members in a manner similar to that provided to stockholders of a Delaware corporation. Therefore, unless expressly provided in a limited liability company agreement or otherwise agreed, under Delaware law no general liability exists for members or managers of a Delaware limited liability company. The LLC Agreement provides that Torchmark will have general liability for the debts and obligations of Torchmark Capital in the same manner as a general partner of a Delaware limited partnership. Under Delaware law, members who hold Series A Preferred Securities (other than Torchmark) will not be liable for the debts, obligations and liabilities of Torchmark Capital, whether arising in contract, tort or otherwise, solely by reason of being a member of Torchmark Capital.

  Financial statements of Torchmark Capital will be made available to holders of Preferred Securities annually as soon as practicable after the end of Torchmark Capital's fiscal year.

                             TORCHMARK CORPORATION

  Torchmark, an insurance and diversified financial services holding company, was incorporated in Delaware on November 29, 1979 as Liberty National Insurance Holding Company. Through a plan of reorganization, which became effective on December 30, 1980, it became the parent company for the businesses operated by Liberty National Life Insurance Company ("Liberty") and Globe Life And Accident Insurance Company ("Globe"). United American Insurance Company ("United American"), Waddell & Reed, Inc. ("W&R") and United Investors Life Insurance Company ("UILIC"), along with their respective subsidiaries, were acquired in 1981. The name Torchmark Corporation was adopted on July 1, 1982. Family Service Life Insurance Company ("Famlico") was purchased in July, 1990.

  Through its life insurance subsidiaries, including Liberty, Globe, United American, Famlico and American Life and Accident Insurance Company, Torchmark offers a portfolio of life and health insurance products. Through United Investors Management Company ("UIMCO"), a wholly-owned subsidiary which owns W&R, UILIC and Torch Energy Advisors Incorporated, Torchmark offers institutional investment management services and individual financial planning and products, including life insurance, annuities and mutual funds; provides management services with respect to oil and gas production and development; and engages in energy property acquisitions and dispositions, oil and gas product marketing and well operations. Torchmark maintains a 27% ownership interest in Vesta Insurance Group, Inc. ("Vesta"), a property and casualty insurance holding company, which owns Vesta Fire Insurance Corporation (formerly Liberty National Fire Insurance Company), offering industrial fire insurance, collateral protection insurance, personal and commercial property and casualty insurance and domestic reinsurance.

  The principal executive office of Torchmark is located at 2001 Third Avenue South, Birmingham, Alabama 35233, and its telephone number is (205) 325-4200.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Series A Preferred Securities by Torchmark Capital will be lent to Torchmark pursuant to the Loan Agreement described herein and will be used for general corporate purposes, which may include, without limitation, repayment of bank debt, the repurchase of Torchmark's Common Stock, and possible acquisitions.

                  DESCRIPTION OF SERIES A PREFERRED SECURITIES

  The following is a summary of the material terms and provisions of the Series A Preferred Securities offered hereby. All of the limited liability company interests of Torchmark Capital other than the Series A Preferred Securities are beneficially owned directly or indirectly by Torchmark. The LLC Agreement will authorize and create the Series A Preferred Securities. The Series A Preferred Securities constitute a series of preferred limited liability company interests ("Preferred Securities") of Torchmark Capital, which Preferred Securities may be issued in one or more series from time to time. The LLC Agreement and the Certificate of Formation of Torchmark Capital (the "Certificate") establish, or authorize Torchmark as the Managing Member of Torchmark Capital to establish, the designations, dividend rights, liquidation value per security, redemption provisions, voting rights and other rights, preferences, privileges, limitations and restrictions relating to Preferred Securities of Torchmark Capital. The summary of the material terms and provisions of the Series A Preferred Securities set forth below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the LLC Agreement and the Certificate establishing the rights, preferences, privileges, limitations and restrictions relating to the Series A Preferred Securities. Copies of the LLC Agreement and the Certificate have been filed as exhibits to the Registration Statement.

GENERAL

  Torchmark Capital is authorized to issue up to    of its preferred limited
liability company interests in one or more series or classes, with such dividend rights, liquidation preferences, redemption provisions, voting rights and other rights, preferences, privileges, limitations and restrictions as may be determined by the Managing Member, as set forth in the LLC Agreement. The
Managing Member has approved the issuance of     Preferred Securities as Series
A Preferred Securities. The LLC Agreement will not permit the issuance of any Preferred Securities of Torchmark Capital ranking, as to participation in profits or the assets of Torchmark Capital, senior to the Series A Preferred Securities.

DIVIDENDS

  Cumulative dividends on the Series A Preferred Securities will accrue from
      , 1994 and are payable monthly in arrears on the last day of each
calendar month of each year, commencing       , 1994, when, as and if declared
by Torchmark Capital, except as otherwise described below.

  The dividends payable on each Series A Preferred Security will be fixed at a
rate per annum of  % of the liquidation preference thereof ($    per security).
The amount of the dividends is computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full monthly period, will be computed on the basis of the actual number of days elapsed in such period. Payment of dividends is limited in relation to the amount of funds held by Torchmark Capital and legally available therefor.

  Dividends on the Preferred Securities of any series will be cumulative (whether or not declared and whether or not there are profits, surplus or other funds legally available for the payment of dividends).

  Dividends on the Series A Preferred Securities must be declared by Torchmark Capital, by action of Torchmark, as Managing Member of Torchmark Capital, in any calendar year or portion thereof to the extent that the Managing Member reasonably determines that at the time of payment Torchmark Capital will have, and must be paid by Torchmark Capital to the extent that at the time of payment Torchmark Capital has, funds legally available for the payment of such dividends and cash on hand sufficient to permit such dividends. It is anticipated that Torchmark Capital's earnings will result exclusively from payments under the Loans (as defined herein) of the proceeds from the sale of the Series A Preferred Securities and other Preferred Securities, if any, and the issuance of the Common Securities (as described under "Description of the Loans").

  Dividends declared on the Series A Preferred Securities are payable to the record holders thereof as they appear on the register for the Series A Preferred Securities on the record date, which will be one Business Day prior to the relevant payment date. Subject to applicable laws and regulations, each such payment will be made as described under "Book-Entry-Only Issuance--The Depository Trust Company" below. In the event that any date on which dividends are payable with respect to the Series A Preferred Securities is not a Business Day, then payment of the dividend payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. A "Business Day" shall mean any day other than a day on which banking institutions in The City of New York are authorized or required by law to close.

CERTAIN RESTRICTIONS ON TORCHMARK CAPITAL

  If dividends have not been paid in full on the Series A Preferred Securities, Torchmark Capital may not:

    (i) pay, or declare and set aside for payment, any dividends on any other preferred securities of Torchmark Capital ranking pari passu with the Series A Preferred Securities as regards participation in profits of Torchmark Capital ("Company Dividend Parity Securities"), unless the amount of any dividends made with respect to any Company Dividend Parity Securities is made with respect to

  Company Dividend Parity Securities and the Series A Preferred Securities on a pro rata basis on the date such dividends are paid with respect to such Company Dividend Parity Securities, so that

      (x) the ratio of (a) the aggregate amount of dividends paid with respect to the Series A Preferred Securities divided by (b) the aggregate amount of dividends paid with respect to such Company Dividend Parity Securities, equals

      (y) the ratio of (a) the aggregate of all accrued and unpaid dividends in respect of the Series A Preferred Securities, divided by
    (b) the aggregate of all accrued and unpaid dividends in respect of such Company Dividend Parity Securities;

    (ii) pay, or declare and set aside for payment, any dividends on the Common Securities or any other securities of Torchmark Capital ranking junior to the Series A Preferred Securities as to dividends ("Company Dividend Junior Securities"); or

    (iii) redeem, purchase or otherwise acquire any Company Dividend Parity Securities or Company Dividend Junior Securities or any Series A Preferred Securities other than the redemption of all outstanding Series A Preferred
  Securities at the redemption price of $   per Series A Preferred Security
  plus accumulated and unpaid Preferred Security dividends to the date fixed for redemption (the "Redemption Price");

until, in each case, such time as all accumulated arrears of unpaid dividends (whether or not declared) on the Series A Preferred Securities shall have been paid in full for all dividend periods terminating on or prior to, in the case of clauses (i) and (ii), such payment, and in the case of clause (iii), the date of such redemption, purchase or acquisition.

  As of the date of this Prospectus Supplement, there are no Company Dividend Parity Securities outstanding, and Torchmark Capital does not have any current plans to issue Company Dividend Parity Securities.

MANDATORY REDEMPTION

  The proceeds from any prepayment or repayment of principal by Torchmark on the Loans of the proceeds from the issuance and sale of the Series A Preferred Securities and the Common Securities must be applied to redeem the Series A Preferred Securities at the Redemption Price, upon not less than 30 nor more than 60 days' notice; provided that amounts of repayment may instead be lent to or relent to Torchmark and not used for such redemption if at the time of such new loan, and as determined in the judgment of Torchmark, as Managing Member, and Torchmark Capital's financial advisor (selected by Torchmark, as Managing Member), (a) Torchmark is not in bankruptcy, (b) Torchmark is not in default on any loan pertaining to Preferred Securities of any series, (c) Torchmark has made timely monthly payments on the repaid loan for the immediately preceding 18 months, (d) Torchmark Capital is not in arrears on payment of dividends on the Series A Preferred Securities, (e) Torchmark is expected to be able to make timely payment of principal and interest on such new loan, (f) such new loan is being made on terms, and under circumstances, that are consistent with those which a lender would require for a loan to an unrelated party, (g) such loan is being made at a rate sufficient to provide payments equal to or greater than the amount of dividend payments that accrue on the Series A Preferred Securities, (h) the senior unsecured long-term debt of Torchmark is rated BBB- or better by Standard & Poor's Corporation or Baa3 or better by Moody's Investors Services, Inc. or the equivalent by any other nationally recognized statistical rating organization, (i) such loan is being made for a term that is consistent with market circumstances and Torchmark's financial condition, and (j) such loan will have a final maturity no later than the fiftieth anniversary of the issuance of the Series A Preferred Securities.

OPTIONAL REDEMPTION

  The Series A Preferred Securities are redeemable, at the option of Torchmark Capital (subject to the prior consent of Torchmark), in whole or in part from
time to time, on or after        , 1999, upon
not less than 30 nor more than 60 days' notice, at the Redemption Price. In the event that fewer than all the outstanding Series A Preferred Securities are to be redeemed (other than in a case where such partial redemption would result in delisting as described below, if the Series A Preferred Securities are listed on a securities exchange), the Series A Preferred Securities to be redeemed will be selected as described under "Book-Entry-Only Issuance--The Depository Trust Company" below. Torchmark Capital will not redeem fewer than all the outstanding Series A Preferred Securities unless all accumulated arrears of unpaid dividends have been paid on all Series A Preferred Securities for all monthly dividend periods terminating on or prior to the date of redemption.

SPECIAL EVENT REDEMPTION

  If a Tax Event or an Investment Company Act Event (as defined below) (collectively, a "Special Event") shall occur and be continuing, Torchmark and/or Torchmark Capital may elect to redeem the Series A Preferred Securities in whole (and not in part), upon not less than 30 or more than 60 days' notice at the Redemption Price within 90 days following the occurrence of such Special Event.

  "Tax Event" means that Torchmark or Torchmark Capital shall have obtained an opinion of independent counsel experienced in such matters to the effect that, as a result of any amendment to, or change in, the laws (or any regulations thereunder) of the United States or any political subdivision or governmental authority thereof or therein, or any amendment to or change in an official or judicial interpretation or application of such laws or regulations, which amendment or change is effective on or after April 30, 1994, there is more than an insubstantial risk that (i) Torchmark Capital is subject to federal income tax with respect to interest received on the Loans to Torchmark, (ii) Torchmark shall not be entitled to deduct interest for Federal income tax purposes with respect to the amounts being lent by Torchmark Capital to members of Torchmark's consolidated group (a Tax Event occurring solely by reason of this clause (ii), a "Special Loan Tax Event"), or (iii) Torchmark Capital is subject to more than a de minimis amount of other taxes, duties or other governmental charges.

  "Investment Company Act Event" means the occurrence of a change in law or regulation or a written change in official interpretation of law or regulation by any legislative body, court, governmental agency or regulatory authority (a "Change in 1940 Act Law"), to the effect that Torchmark Capital is or will be considered an "Investment Company" required to be registered under the Investment Company Act of 1940, as amended (the "1940 Act"), which Change in 1940 Act Law becomes effective on or after April 30, 1994; provided that no Investment Company Act Event shall be deemed to have occurred if Torchmark and/or Torchmark Capital delivers a written opinion of independent counsel to Torchmark Capital experienced in practice under the 1940 Act, to the effect that Torchmark and/or Torchmark Capital has successfully taken either of the steps set forth in (i) or (ii) below to avoid such Change in 1940 Act Law so that in the opinion of such counsel, notwithstanding such Change in 1940 Act Law, Torchmark Capital is not required to be registered as an "investment company" within the meaning of the 1940 Act. Such steps shall be either (i) issuing an additional or supplemental irrevocable and unconditional guarantee
(x) of accumulated and unpaid dividends (whether or not declared out of moneys legally available therefor) on the Series A Preferred Securities and (y) upon a liquidation of Torchmark Capital, of the full amount of the Liquidation Distribution (as hereinafter defined) on the Series A Preferred Securities (regardless of the amount of assets of Torchmark Capital otherwise available for distribution in such liquidation), or (ii) the use of any other reasonable measures that do not adversely affect holders of Series A Preferred Securities.

REDEMPTION PROCEDURES

  If Torchmark Capital gives a notice of redemption in respect of Series A Preferred Securities, then, by 12:00 noon, New York time, on the redemption date, Torchmark Capital will irrevocably deposit with The Depository Trust Company funds sufficient to pay the applicable Redemption Price, and will give The Depository Trust Company irrevocable instructions and authority to pay the Redemption Price to the holders thereof. See "Book-Entry-Only Issuance--The Depository Trust Company." If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of holders of Series A Preferred Securities so called for redemption will cease, except the right of the holders of such securities to receive the Redemption Price, but without interest, and such securities will cease to be outstanding. In the event that any date on which any payment in respect of the redemption of Series A Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of Series A Preferred Securities is improperly withheld or refused and not distributed either by Torchmark Capital or by Torchmark pursuant to the Guarantee, dividends on such securities will continue to accrue, at the then applicable rate, from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price.

  Subject to the foregoing and applicable law (including, without limitation, applicable United States federal and state securities laws), Torchmark or its subsidiaries may at any time and from time to time purchase outstanding Series A Preferred Securities by tender, in the open market or by private agreement; provided, that neither Torchmark nor its susidiaries may purchase outstanding Series A Preferred Securities if the purchase would result in a termination of Torchmark Capital for federal income tax purposes.

LIQUIDATION DISTRIBUTION

  In the event of any voluntary or involuntary liquidation, dissolution, termination or winding up of Torchmark Capital, the holders of Series A Preferred Securities at the time outstanding will be entitled to receive out of the assets of Torchmark Capital legally available for distribution to securityholders, before any distribution of assets is made to holders of Common Securities or any other class of securities of Torchmark Capital ranking junior to the Series A Preferred Securities as regards participation in assets of Torchmark Capital, but together with the holders of every other series of preferred or preference limited liability company interests of Torchmark Capital outstanding, if any, ranking pari passu with the Series A Preferred Securities as regards participation in the assets of Torchmark Capital ("Company Liquidation Parity Securities"), an amount equal, in the case of the holders of the Series A Preferred Securities, to the aggregate of the
liquidation preference of $    per Series A Preferred Security and all accrued
and unpaid dividends (whether or not declared) to the date of payment (the "Liquidation Distribution"). If, upon any such liquidation, the Liquidation Distribution can be made only in part because Torchmark Capital has insufficient assets available to make in full the aggregate Liquidation Distribution and the aggregate maximum liquidation distributions on Company Liquidation Parity Securities, then the amounts payable directly by Torchmark Capital on the Series A Preferred Securities and on such Company Liquidation Parity Security shall be distributed on a pro rata basis, so that

    (i) the ratio of (x) the aggregate amount distributed in respect of the Liquidation Distribution, divided by (y) the aggregate amount distributed as liquidation distributions on Company Liquidation Parity Securities, equals

    (ii) the ratio of (x) the aggregate Liquidation Distribution, divided by
  (y) the aggregate maximum liquidation distribution on Company Liquidation Parity Securities.

  Pursuant to the LLC Agreement, Torchmark Capital shall be dissolved and its affairs shall be wound up: (i) upon the expiration of the term of Torchmark Capital; (ii) upon the retirement, resignation, expulsion, bankruptcy or dissolution of Torchmark, or the occurrence of any other event under the Delaware Act that terminates the continued membership of Torchmark, as the Common Holder of Torchmark Capital except for a transfer to a permitted successor of the Common Holder as set forth in the LLC Agreement, (iii) the entry of decree of a judicial dissolution, or (iv) the written consent of all members of Torchmark Capital, including the holders of the Series A Preferred Securities.

PERSONAL LIABILITY OF HOLDERS OF COMMON SECURITIES

  Torchmark, in its capacity as holder of the Common Securities, will be liable for, and will pay (as an additional capital contribution to Torchmark Capital) the debts of and claims against Torchmark Capital (other than the obligations to holders of Series A Preferred Securities or other equity securities of Torchmark Capital).

MERGER, CONSOLIDATION, AMALGAMATION, ETC. OF TORCHMARK CAPITAL

  Torchmark, as the managing member of Torchmark Capital (the "Managing Member"), is authorized to conduct its affairs and to operate Torchmark Capital in such a way that Torchmark Capital would not be deemed to be an "investment company" required to be registered under the 1940 Act or taxed as a corporation for federal income tax purposes and so that any loans made by Torchmark Capital to Torchmark will be treated as indebtedness for federal income tax purposes. In this connection, the Managing Member is authorized to take any action that
(i) is not inconsistent with applicable law, the Certificate of Formation of Torchmark Capital or the LLC Agreement, (ii) does not materially adversely affect the holders of Series A Preferred Securities and (iii) the Managing Member determines in its sole discretion to be necessary or desirable for such purposes.

  Torchmark Capital may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other body, except as described below. Torchmark Capital may, for purposes of changing its state of domicile or avoiding federal income tax or 1940 Act consequences adverse to Torchmark or Torchmark Capital or holders of Series A Preferred Securities, without the consent of the holders of the Series A Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by a limited liability company or limited partnership or trust organized as such under the laws of any state of the United States of America, provided that (i) such successor entity either (x) expressly assumes all of the obligations of Torchmark Capital under the Series A Preferred Securities or (y) substitutes for the Series A Preferred Securities other securities having substantially the same terms as the Series A Preferred Securities (the "Successor Securities") so long as the Successor Securities rank, with respect to participation in the profits or assets of the successor entity, at least as high as the Series A Preferred Securities rank, with respect to participation in the profits or assets of Torchmark Capital, (ii) Torchmark expressly acknowledges such successor entity as the holder of the Loans to it relating to the Series A Preferred Securities, (iii) such merger, consolidation, amalgamation or replacement does not cause the Series A Preferred Securities to be delisted by any national securities exchange or other organization on which the Series A Preferred Securities are then listed, if any, (iv) such merger, consolidation, amalgamation or replacement does not cause the Series A Preferred Securities to be downgraded by any "nationally recognized statistical rating organization," as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act of 1933, as amended, (v) such merger, consolidation, amalgamation or replacement does not adversely affect the powers, preferences and other special rights of holders of Series A Preferred Securities in any material respect, (vi) prior to such merger or consolidation Torchmark has received an opinion of independent counsel to Torchmark Capital experienced in such matters to the effect that (w) holders of outstanding Series A Preferred Securities will not recognize any gain or loss for federal income tax purposes as a result of the merger, consolidation, amalgamation or replacement, (x) such successor entity will be treated as a partnership for federal income tax purposes, (y) following such merger, consolidation, amalgamation or replacement, Torchmark and such successor entity will be in compliance with the 1940 Act without registering thereunder as an investment company, and (z) such merger, consolidation, amalgamation or replacement will not adversely affect the limited liability of holders of Series A Preferred Securities.

VOTING RIGHTS

  Except as provided below and under "Description of the Guarantee--Amendments and Assignments" and "Description of the Loans--Miscellaneous," the holders of the Series A Preferred Securities will have no voting rights.

  If (i) Torchmark Capital fails to pay dividends in full on the Series A Preferred Securities (whether or not there are funds legally available therefor) for 18 consecutive monthly dividend periods, (ii) an Event of Default (as defined in the Loan Agreement relating to the Loans) occurs and is continuing on the Loans (as described in "Description of the Loans") or (iii) Torchmark is in default under any of its payment or other obligations under the Guarantee (as described under "Description of the Guarantee"), then the holders of outstanding Series A Preferred Securities, together with the holders of any other preferred or preference securities of Torchmark Capital having the right to vote for the appointment of a trustee in such event, acting as a single class, will be entitled, by resolution passed by the holders of a majority in liquidation preference (plus all accrued and unpaid dividends) of such securities present in person or by proxy at a meeting of such holders convened for such purpose (or by written consent), to appoint and authorize a trustee to enforce Torchmark Capital's rights as a creditor under the Loans against Torchmark (including the acceleration of principal and accrued interest on the Loans), enforce the obligations undertaken by Torchmark under the Guarantee and declare and pay dividends on the Series A Preferred Securities; provided, that in the event such holders are entitled to appoint a trustee pursuant solely to section (i) above and Torchmark has elected to extend the interest payment period as provided under "Description of the Loans--Option to Extend Interest Payment Period," the trustee shall not be entitled to exercise such powers until the expiration of the extended interest payment period or until the occurrence of another event of default under section (ii) or (iii) above. Notwithstanding the appointment of any such trustee, Torchmark retains all rights under the Loan Agreements, including the right to extend the interest payment period for up to 60 months as provided under "Description of the Loans--Option to Extend Interest Payment Period." During any such extension, dividends on Series A Preferred Securities will be deferred, but holders will be required to include interest from the Loans in income for federal tax purposes. See "Certain United States Income Tax Consequences."

  In furtherance of the foregoing, and without limiting the powers of any trustee so appointed and for the avoidance of any doubt concerning the powers of the trustee, any trustee, in its own name and as trustee of an express trust, may institute a proceeding, including, without limitation, any suit in equity, an action in law or other judicial or administrative proceeding, to enforce Torchmark Capital's creditor rights directly against Torchmark or any other obligor in connection with such obligations to the same extent as Torchmark Capital and on behalf of Torchmark Capital, and may prosecute such proceeding to judgment or final decree, and enforce the same against Torchmark or any other obligor in connection with such obligations and collect, out of the property, wherever situated, of Torchmark or any such other obligor upon such obligations, the monies adjudged or decreed to be payable in the manner provided by law.

  For purposes of determining whether Torchmark Capital has failed to pay dividends in full for 18 consecutive monthly dividend periods, dividends shall be deemed to remain in arrears, notwithstanding any payments in respect thereof, until full cumulative dividends have been or contemporaneously are declared and paid with respect to all monthly dividend periods terminating on or prior to the date of payment of such full cumulative dividends. Not later than 30 days after such entitlement arises, the Managing Member will convene a meeting for the above purpose. If the Managing Member fails to convene such meeting within such 30-day period, the holders of 10% in liquidation preference (plus all accumulated arrears and accruals of unpaid dividends) of the outstanding Series A Preferred Securities and such other preferred or preference securities will be entitled to convene such meeting. The provisions of the LLC Agreement relating to the convening and conduct of the meetings of securityholders will apply with respect to any such meeting. Any trustee so appointed shall vacate office immediately, subject to the terms of such other preferred or preference securities, if Torchmark Capital (or Torchmark pursuant to the Guarantee) shall have paid in full all accrued and unpaid dividends on the Series A Preferred Securities or such default or breach by Torchmark, as the case may be, shall have been cured.

  If any resolution is proposed for adoption by the securityholders of Torchmark Capital providing for, or the Managing Member proposes to effect (it being understood that the automatic dissolution and liquidation events described in (iii) and (iv) under "Liquidation Distribution" above will not be deemed to be a proposal by the Managing Member), (x) any action which would adversely affect the powers, preferences or special rights of the Series A Preferred Securities by way of amendment of Torchmark Capital's LLC Agreement or otherwise (including, without limitation, the authorization or issuance of any securities of Torchmark Capital ranking, as to participation in the profits or assets of Torchmark Capital, senior to the Series A Preferred Securities), or (y) the liquidation, dissolution or winding up of Torchmark Capital, then the holders of outstanding Preferred Securities of all series (and, in the case of a resolution described in clause (x) above which would equally adversely affect the rights, preferences or privileges of any Company Dividend Parity Securities or any Company Liquidation Parity Securities, such Company Dividend Parity Securities or such Company Liquidation Parity Securities, as the case may be, or, in the case of any resolution described in clause (y) above, all Company Liquidation Parity Securities) will be entitled to vote together as a class on such resolution or action of the Managing Member (but not on any other resolution or action), and such resolution or action shall not be effective except with the approval of the holders of 66 2/3% in liquidation preference (plus all accrued and unpaid dividends) of such outstanding securities; provided, however, that no such approval or ratification shall be required if the liquidation, dissolution and winding up of Torchmark Capital is proposed or initiated upon the initiation of proceedings, or after proceedings have been initiated, for the liquidation, dissolution, or winding up of Torchmark.

  No vote or consent of the holders of the Series A Preferred Securities will be required for Torchmark Capital to redeem or cancel Series A Preferred Securities in accordance with the LLC Agreement and the Resolutions.

  The rights attached to the Series A Preferred Securities will be deemed not to be varied by the creation or issue of, and no vote will be required for the creation of, any further series of preferred or preference securities or any further securities of Torchmark Capital ranking as regards participation in the profits or assets of Torchmark Capital pari passu with or junior to the Series A Preferred Securities.

  Any required approval of holders of Series A Preferred Securities may be given at a meeting of such holders convened for such purpose, at a general meeting of securityholders of Torchmark Capital or pursuant to written consent. Torchmark Capital will cause a notice of any meeting at which holders of the Series A Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be mailed to each holder of record of the Series A Preferred Securities. Each such notice will include a statement setting forth (i) the date of such meeting or the date by which such action is to be taken, (ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or of such matter upon which written consent is sought and (iii) instructions for the delivery of proxies or written consents.

  Notwithstanding that holders of Series A Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Series A Preferred Securities and such other preferred or preference securities entitled to vote or consent with such Series A Preferred Securities as a single class outstanding at such time, that are owned by Torchmark or any entity owned 50% or more by Torchmark, either directly or indirectly, shall not be entitled to vote or consent and shall, for the purposes of such vote or consent, be treated as if they were not outstanding.

BOOK-ENTRY-ONLY ISSUANCE--THE DEPOSITORY TRUST COMPANY

  The Depository Trust Company ("DTC"), New York, New York, will act as securities depository for the Series A Preferred Securities. The Series A Preferred Securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully registered global Series A Preferred Security certificates will be issued, representing in the aggregate the total number of Series A Preferred Securities, and will be deposited with DTC.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

  Purchases of Series A Preferred Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Series A Preferred Securities on DTC's records. The ownership interest of each actual purchaser of each Series A Preferred Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owner purchased Series A Preferred Securities. Transfers of ownership interests in the Series A Preferred Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series A Preferred Securities, except in the event that use of the book-entry system for the Series A Preferred Securities is discontinued.

  DTC has no knowledge of the actual Beneficial Owners of the Series A Preferred Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Series A Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Redemption notices will be sent to Cede & Co. If less than all of the Series A Preferred Securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

  Although voting with respect to the Series A Preferred Securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will consent or vote with respect to Series A Preferred Securities. Under its usual procedures, DTC mails an Omnibus Proxy to Torchmark Capital as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series A Preferred Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Dividend payments on the Series A Preferred Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payable date in accordance with their respective holdings shown on DTC's records, unless DTC has reason to believe that it will not receive payments on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC, Torchmark Capital or Torchmark, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of dividends to DTC is the responsibility of Torchmark Capital, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

  DTC may discontinue providing its services as securities depository with respect to the Series A Preferred Securities at any time by giving reasonable notice to Torchmark Capital. Under such circumstances, in the event that a successor securities depository is not obtained, Series A Preferred Security certificates are required to be printed and delivered. In addition, Torchmark Capital (with the consent of Torchmark) may decide to discontinue use of the system of book-entry transfers through DTC (or a successor Depository). In that event, certificates for the Series A Preferred Securities will be printed and delivered.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Torchmark Capital and Torchmark believe to be reliable, but neither Torchmark Capital nor Torchmark has independently verified such information.

REGISTRAR, TRANSFER AGENT AND PAYING AGENT

  The First Chicago Trust Company of New York will act as registrar, transfer agent and paying agent for the Series A Preferred Securities (the "Paying Agent").

  Registration of transfers of Series A Preferred Securities will be effected without charge by or on behalf of Torchmark Capital, but upon payment (with the giving of such indemnity as Torchmark Capital or Torchmark may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

  Torchmark Capital will not be required to register or cause to be registered the transfer of Series A Preferred Securities after such securities have been called for redemption.

MISCELLANEOUS

  Torchmark Capital is not subject to any mandatory sinking fund provisions with respect to the Series A Preferred Securities. Holders of Series A Preferred Securities have no preemptive rights.

                          DESCRIPTION OF THE GUARANTEE

  Set forth below is a summary of information concerning the Payment and Guarantee Agreement (the "Guarantee") which will be executed and delivered by Torchmark for the benefit of the holders from time to time of Series A Preferred Securities. References to the provisions of the Guarantee are qualified in their entirety by reference to the full text of the Guarantee, the form of which is included as an exhibit to the Registration Statement.

GENERAL

  Torchmark will irrevocably and unconditionally agree, to the extent set forth herein, to pay in full, to the holders of the Preferred Securities of any series which may be issued by Torchmark Capital, including the Series A Preferred Securities, the Guarantee Payments (as defined below) (except to the extent paid by Torchmark Capital), as and when due, regardless of any defense, right of set-off or counterclaim which Torchmark Capital may have or assert.

  The following payments to the extent not paid by Torchmark Capital constitute the Guarantee Payments for the Series A Preferred Securities (without duplication): (i) accumulated and unpaid dividends which have been declared on the Series A Preferred Securities out of moneys legally available therefor,
(ii) the Redemption Price (including all accumulated and unpaid dividends) payable out of moneys legally available therefor with respect to Series A Preferred Securities called for redemption by Torchmark Capital, and (iii) in the event of liquidation of Torchmark Capital, the lesser of (a) the liquidation preference plus all accumulated and unpaid dividends (whether or not declared) to the date of payment and (b) the amount of assets of Torchmark Capital legally available to holders of Series A Preferred Securities. Torchmark's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by Torchmark to the holders of Preferred Securities of any series or by causing Torchmark Capital to pay such amounts to such holders.

  If Torchmark fails to make interest payments required under the Loan Agreement, Torchmark Capital will not have sufficient funds to declare or pay dividends on the Series A Preferred Securities. The Guarantee does not cover payment of such undeclared and unpaid dividends. In such event, the remedies of a holder of Series A Preferred Securities are described under "Description of the Loan Agreement--Enforcement."

CERTAIN COVENANTS OF TORCHMARK

  In the Guarantee, Torchmark will covenant that, so long as any Preferred Securities of any series remain outstanding, neither Torchmark nor any majority owned subsidiary of Torchmark, shall declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of Torchmark's capital stock or make any guarantee payments with respect to the foregoing (other than payments under the Guarantee or dividends or guarantee payments to Torchmark or another majority-owned subsidiary by a majority-owned subsidiary of Torchmark or a declaration of a dividend consisting of common or preferred stock purchase rights under a stockholder rights plan), if at such time Torchmark shall be in default with respect to its payment or other obligations under the Guarantee, or there shall have occurred any event that, with the giving of notice or the lapse of time or both, would constitute an Event of Default under the Loans.

  In the Guarantee, Torchmark will also covenant that, so long as any Preferred Securities of any series remain outstanding, Torchmark will (i) maintain direct or indirect 100% ownership of the Common Securities and any other securities of Torchmark Capital other than the Preferred Securities, (ii) cause at least 21% of the total value (initially measured by security holders' equity determined in accordance with generally accepted accounting principles) of Torchmark Capital and at least 21% of all interests in the capital, income, gain, loss, deduction and credit of Torchmark Capital to be represented by Common Securities, unless the Internal Revenue Code of 1986, as amended (the "Code") or the regulations or interpretations thereunder permit a lower percentage,
(iii) not voluntarily dissolve, wind-up or liquidate Torchmark Capital, (iv) remain the Managing Member of Torchmark Capital and timely perform all of its duties as Managing Member of Torchmark Capital (including the duty to cause Torchmark Capital to declare and pay dividends on the Preferred Securities) provided that any permitted successor of Torchmark under the Loan Agreement may succeed to Torchmark's duties as Managing Member, and (v) use reasonable efforts to cause Torchmark Capital to remain a limited liability company and otherwise continue to be treated as a partnership for United States federal income tax purposes.

AMENDMENTS AND ASSIGNMENT

  Except with respect to any changes which do not adversely affect the rights of holders (in which case no vote will be required), the Guarantee may be changed only with the prior approval of the holders of not less than 66 2/3% in liquidation preference of all Preferred Securities of each series then outstanding. The manner of obtaining any such approval of holders of Preferred Securities will be as set forth under "Description of Series A Preferred Securities--Voting Rights." All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of Torchmark and shall inure to the benefit of the holders of all Preferred Securities then outstanding.

TERMINATION OF THE GUARANTEE

  The Guarantee will terminate and be of no further force and effect as to a series of Preferred Securities upon full payment of the Redemption Price of all outstanding Preferred Securities of that series, and shall terminate completely upon full payment of the amounts payable upon liquidation of Torchmark Capital. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Securities of any such series must restore payment of any sums paid under the Preferred Securities of such series or the Guarantee.

STATUS OF THE GUARANTEE

  The Guarantee will constitute an unsecured obligation of Torchmark and will rank (i) subordinate and junior in right of payment to all other liabilities of Torchmark, (ii) pari passu with the most senior preferred or preference stock of any series now or hereafter issued by Torchmark and any guarantee entered into by Torchmark in respect of any preferred or preference securities of any affiliate of Torchmark (unless such guarantee provides that it is subordinate to the Guarantee) and (iii) senior to the common stock of Torchmark. At March 31, 1994, Torchmark had total liabilities of approximately $6.2 billion, all of which are senior to the Guarantee. The Guarantee provides that each holder of Series A Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the Guarantee.

  The Guarantee will constitute a guarantee of payment and not of collection. A holder of Preferred Securities may enforce the Guarantee directly against Torchmark, and Torchmark will waive any right or remedy to require that any action be brought against Torchmark Capital or any other person or entity before proceeding against Torchmark. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by Torchmark Capital and by complete performance of all obligations under the Guarantee.

GOVERNING LAW

  The Guarantee will be governed by and construed in accordance with the laws of the State of New York.

                            DESCRIPTION OF THE LOANS

  Set forth below is a summary of the loans (the "Loans") from Torchmark Capital to Torchmark of the proceeds from the issuance of (i) the Series A Preferred Securities and (ii) the Common Securities and related capital contributions ("Common Security Payments"). References to provisions of the loan agreement (the "Loan Agreement") pertaining to the Loans are qualified in their entirety by reference to the full text of the Loan Agreement, the form of which is included as an exhibit to the Registration Statement. Torchmark's obligations under the Loan Agreement will also be for the benefit of the holders from time to time of the Series A Preferred Securities, and such holders will be entitled to enforce the Loan Agreement directly against Torchmark.

GENERAL

  Pursuant to the Loan Agreement, Torchmark Capital has agreed to make the Loans to Torchmark in an aggregate principal amount equal to $ , such amount being the aggregate Liquidation Preference of the Series A Preferred Securities issued and sold by Torchmark Capital of $ and the aggregate Common Security
Payments of $    .

  The entire principal amount of the Loans will become due and payable (together with any accrued and unpaid interest thereon) on the earliest of
 , 2024 (subject to renewal at Torchmark Capital's option for up to an additional 20 year term if the terms and conditions set forth in the next paragraph are satisfied) or the date upon which Torchmark shall be dissolved, wound up or liquidated or the date upon which Torchmark Capital shall be dissolved, wound up or liquidated.

  The Loans may be renewed and extended for an additional 20 year term if, as
of       , 2024, and as determined in the judgment of Torchmark, as the
Managing Member, and Torchmark Capital's independent financial advisor (selected by Torchmark, as the Managing Member),
(a) Torchmark is not in bankruptcy, (b) Torchmark is not in default on any loan pertaining to Preferred Securities of any series, (c) Torchmark has made timely monthly payments on the repaid loan for the immediately preceding 18 months,
(d) Torchmark Capital is not in arrears on payment of dividends on the Series A Preferred Securities, (e) Torchmark is expected to be able to make timely payment of principal and interest on such new loan, (f) such new loan is being made on terms, and under circumstances, that are consistent with those which a lender would require for a loan to an unrelated party, (g) such loan is being made at a rate sufficient to provide payments equal to or greater than the amount of dividend payments that accrue on the Series A Preferred Securities,
(h) the senior unsecured long-term debt of Torchmark is rated BBB- or better by Standard & Poor's Corporation or Baa3 or better by Moody's Investors Services, Inc. or the equivalent by any other nationally recognized statistical rating organization, (i) such loan is being made for a term that is consistent with market circumstances and Torchmark's financial condition and (j) such loan will have a final maturity no later than the fiftieth anniversary of the issuance of the Series A Preferred Securities.

MANDATORY PREPAYMENT

  If Torchmark Capital redeems Series A Preferred Securities in accordance with the terms thereof, the Loans will become due and payable in a principal amount equal to the aggregate liquidation preference of the Series A Preferred Securities so redeemed, together with any and all interest accrued thereon. Any payment pursuant to this provision shall be made prior to 12:00 noon, New York time, on the date of such redemption or at such other time on such earlier date as Torchmark Capital and Torchmark shall agree.

OPTIONAL PREPAYMENT

  Torchmark will have the right to prepay the Loans, without premium or penalty,

    (i) in whole or in part (together with any accrued but unpaid interest on
  the portion being prepaid) at any time on or after       , 1999; and

    (ii) in whole (together with all accrued and unpaid interest) at any time upon the occurrence of a Special Event. See "Description of Series A Preferred Securities--Optional Redemption," and "Description of Series A Preferred Securities--Special Event Redemption."

INTEREST

  The Loans will bear interest at an annual rate equal to % from the date they are made until maturity. Such interest shall be payable on the last day of each
calendar month of each year, commencing       , 1994. In the event that any
date on which interest is payable on the Loans is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date, subject to certain rights of extension described below.

EXTENDED INTEREST PAYMENT PERIOD

  Torchmark shall have the right at any time or times during the term of the Loans, so long as Torchmark is not in default in the payment of interest on the Loans, to extend the interest payment period to up to 60 months; provided that at the end of such period Torchmark shall pay all interest then accrued and unpaid; and provided further that, during any such extended interest payment period, or at any time during which there is an uncured Event of Default under the Loans, Torchmark shall not declare or pay any dividends on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its shares of common or preferred stock or make any guarantee payments with respect to the foregoing (other than payments under the Guarantee or a declaration of a dividend consisting of common or preferred stock purchase rights under a stockholder rights plan). Prior to the termination of any such extended interest payment period, Torchmark may further extend the interest payment period, provided that such extended interest payment period together with all such further extensions thereof may not exceed 60 months. Torchmark shall give Torchmark Capital notice of its selection of such extended interest payment period one Business Day prior to the earlier of (i) the date Torchmark Capital declares the related dividend or
(ii) the date Torchmark Capital is required to give notice of the record or payment date of such related dividend to the New York Stock Exchange or other applicable self-regulatory organization or to holders of the Series A Preferred Securities, but in any event not less than two Business Days Prior to such record date. Torchmark shall cause Torchmark Capital to give such notice of Torchmark's selection of such extended interest payment period to the holders of the Series A Preferred Securities.

METHOD AND DATE OF PAYMENT

  Each payment by Torchmark of principal and interest on the Loans shall be made to Torchmark Capital in lawful money of the United States, at such place and to such accounts as may be designated by Torchmark Capital.

SET-OFF

  Notwithstanding anything to the contrary in the Loan Agreement, Torchmark shall have the right to set-off any payment it is otherwise required to make thereunder with and to the extent Torchmark has theretofore made, or is concurrently on the date of such payment making, a payment under the Guarantee.

SUBORDINATION

  Torchmark and Torchmark Capital covenant and agree (and each holder of the Series A Preferred Securities (and any trustee appointed by such holders) by acceptance thereof agrees) that each of the Loans is subordinate and junior in right of payment to all Senior Indebtedness as provided in the Loan Agreement. The term "Senior Indebtedness" means the principal, premium, if any, and interest on (i) all indebtedness of Torchmark, whether outstanding on the date of the Loan Agreement or thereafter created, incurred or assumed, which is for money borrowed, or evidenced by a note or similar instrument, (ii) any indebtedness secured by a lien upon property owned by Torchmark and upon which indebtedness Torchmark customarily pays or accrues interest, even though Torchmark has not assumed or become liable for the payment of such indebtedness, (iii) any indebtedness of others of the kinds described in the preceding clause (i) or (ii) for which Torchmark is responsible or liable (directly or indirectly, contingently or otherwise) as guarantor or otherwise, and (iv) amendments, renewals, extensions and refundings of any such indebtedness, unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is expressly provided that such indebtedness is not superior in right of payment to the Loans. The Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of the subordination provisions irrespective of (i) any amendment, modification or waiver of any term of the Senior Indebtedness or extension or renewal of the Senior Indebtedness, (ii) any exchange or release of, or nonperfection of any lien on or security interest in, any collateral, or any release from, amendment or waiver of or consent to departure from any guaranty, for all or any of the Senior Indebtedness, (iii) any other circumstance which might otherwise constitute a defense available to or discharge of Torchmark Capital to the holders of the Preferred Securities (or any trustee appointed by such holders) in respect of the provisions of the Loan Agreement, or (iv) any act or failure to act on the part of Torchmark or by any act or failure to act, in good faith, by any holder of Senior Indebtedness, or by any noncompliance by Torchmark with the terms of the Loan Agreement, regardless of any knowledge thereof which any person may have or be otherwise charged with.

  Upon the maturity of any Senior Indebtedness of Torchmark by lapse of time, acceleration of maturity or otherwise, all Senior Indebtedness of Torchmark then due and owing shall first be paid in full, or such payment duly provided for in cash (or in securities or other property satisfactory to all of the holders of such Senior Indebtedness), before any payment is made on account of the Loans.

  In the event that (i) Torchmark shall default in the payment of any principal, or premium, if any, or interest on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or otherwise or (ii) an event of default occurs with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof and written notice of such event of default is given to Torchmark by the holders of Senior Indebtedness, then unless and until such default in payment or event of default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) may be made or agreed to be made on account of the Loans or interest thereon or in respect of any repayment, redemption, retirement, purchase or other acquisition of the Loans.

  In the event of (i) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to Torchmark, its creditors or its property, (ii) any proceeding for the liquidation, dissolution or other winding up of Torchmark, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings,
(iii) any assignment by Torchmark for the benefit of creditors, or (iv) any other marshaling of the assets of Torchmark, all Senior Indebtedness (including, without limitation, interest accruing thereon after the commencement of any such proceeding, assignment or marshalling of assets) shall first be paid in full before any payment or distribution, whether in cash, securities or other property, may be made by Torchmark on account of the Loans. In any such event, any payment or distribution, whether in cash, securities or other property (other than securities of Torchmark or any other corporation provided for by a plan of reorganization or a readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions of the Loan Agreement with respect to the indebtedness evidenced by the Loans, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provision) be payable or deliverable in respect to the Loans shall be paid or delivered directly to the holders of Senior Indebtedness (or their representative or trustee) in accordance with the priorities then existing among such holders until all Senior Indebtedness shall have been paid in full. No present or future holder of any Senior Indebtedness may be prejudiced in the right to enforce subordination of the indebtedness constituting the Loans by any act or failure to act on the part of Torchmark.

  Senior Indebtedness shall not be deemed to have been paid in full unless the holders thereof shall have received cash, securities or other property equal to the amount of such Senior Indebtedness then outstanding. Upon the payment in full of all Senior Indebtedness, Torchmark Capital shall be subrogated to all the rights of any holders of Senior Indebtedness to receive any further payments or distribution applicable to the Senior Indebtedness until the Loans shall have been paid in full, and such payments or distribution of cash, securities or other property received by Torchmark Capital, by reason of such subrogation, which otherwise would be paid or distributed to the holders of Senior Indebtedness, shall, as between Torchmark and its creditors other than the holders of Senior Indebtedness, on the one hand, and Torchmark Capital, on the other, be deemed to be a payment by Torchmark on account of Senior Indebtedness, and not on account of the Loans.

COVENANTS

  Torchmark will covenant that neither Torchmark nor any majority-owned subsidiary of Torchmark will declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of Torchmark's capital stock, or make any guarantee payments with respect to the foregoing (other than payments under the Guarantee, dividends or guarantee payments to Torchmark or another majority owned subsidiary by a majority owned subsidiary of Torchmark or a dividend consisting of common or preferred stock purchase rights under a stockholder rights plan), if at such time there shall have occurred any event that, with the giving of notice or the lapse of time or both, would constitute an Event of Default under the Loan Agreement, or Torchmark shall be in default with respect to its payment or other obligations under the Guarantee. Torchmark will also covenant (i) to maintain direct or indirect 100% ownership of the Common Securities and any other securities of Torchmark Capital other than the Preferred Securities; (ii) to cause at least 21% of the total value (initially measured by stockholders' equity determined in accordance with generally accepted accounting principles) of Torchmark Capital and at least 21% of all interests in the capital, income, gain, loss, deduction and credit of Torchmark Capital to be represented by Common Securities, unless the Code or the regulations or interpretations thereunder permit a lower percentage; (iii) not to voluntarily dissolve, wind up or liquidate Torchmark Capital; (iv) to remain the Managing Member of Torchmark Capital and to timely perform all of its duties as Managing Member (including the duty to declare and pay dividends on the Series A Preferred Securities as described in "Description of Series A Preferred Securities--Dividends"); provided, that any permitted successor of Torchmark under the Loan Agreement may succeed to Torchmark's duties as Managing Member; and (v) to use its reasonable efforts to cause Torchmark Capital to remain a limited liability company and otherwise continue to be treated as a partnership for United States federal income tax purposes.

  Torchmark Capital may not waive compliance or waive any default in compliance by Torchmark of any covenant or other term in the Loan Agreement without the approval of the same percentage of Series A Preferred Securityholders, obtained in the same manner, as would be required for an amendment of the Loan Agreement to the same effect, as set forth below under "Miscellaneous."

EVENTS OF DEFAULT

  If one or more of the following events (each an "Event of Default") shall occur and be continuing:

    (a) default in the payment of interest on the Loans when due for 10 days (whether by virtue of the provisions described above under "--
  Subordination" or otherwise); provided that a valid extension of the interest payment period by Torchmark shall not constitute a default in the payment of interest for this purpose (see "--Interest");

    (b) default in the payment of principal on the Loans when due (whether by virtue of the provisions described above under "--Subordination" or otherwise);

    (c) the dissolution or winding up or liquidation of Torchmark Capital;

    (d) the bankruptcy, insolvency or liquidation of Torchmark; or

    (e) breach by Torchmark of any of its covenants under the Loan Agreement continued for 30 days after notice to Torchmark from the holders of 25% of the outstanding Series A Preferred Securities;

then Torchmark Capital will have the right to declare the principal of and the interest on the Loans (including any interest subject to an extension election) and all other amounts payable under the Loan Agreement to be forthwith due and payable and to enforce its other rights as a creditor with respect to the Loans. Under the terms of the Series A Preferred Securities, the holders of outstanding Series A Preferred Securities will have the rights referred to under "Description of Series A Preferred Securities--Voting Rights", including the right to appoint a trustee, which trustee will be authorized to exercise Torchmark Capital's right to accelerate the principal amount of the Loans and to enforce Torchmark Capital's other creditor rights under the Loans, and Torchmark agrees to cooperate with such trustee; provided, that no holder of Series A Preferred Securities shall be entitled to institute any proceeding, judicial or otherwise, under the Loan Agreements unless such proceeding has been brought by or with the consent of the holders of at least 25% of the outstanding Series A Preferred Securities; and provided, further, that notwithstanding the immediately preceding proviso, the holder of any Series A Preferred Securities shall have the right to institute suit for the enforcement of any payment of principal or interest on the Loans.

ENFORCEMENT

  Torchmark agrees in the Loan Agreement that its obligations under the Loan Agreement are for the benefit of the holders of Series A Preferred Securities. The holders, or a trustee appointed by and acting on behalf of the holders, may enforce Torchmark's obligations under the Loan Agreements directly against Torchmark as a third party beneficiary of Torchmark's obligations thereunder without first proceeding against Torchmark Capital. However, except in the event of a payment default as described in the next sentence, no holder of Series A Preferred Securities is entitled to institute any proceedings under the Loan Agreements to enforce the covenants therein unless such proceeding has been brought by or with the consent of the holders of at least 25% of the outstanding Series A Preferred Securities. Notwithstanding the immediately preceding sentence, the holder of any Series A Preferred Securities shall have the right to institute suit for the enforcement of any payment of principal or interest on the Loans.

  The holder's claims under the Loan Agreement will rank subordinate and junior in right of payment to all Senior Indebtedness of Torchmark as described under "Subordination." Upon payment of such claims, any trustee appointed as described above would be authorized to declare and cause Torchmark Capital to pay dividends on the Series A Preferred Securities as described above under "Description of the Series A Preferred Securities--Voting."

MISCELLANEOUS

  Torchmark will have the right at all times to assign any of its rights or obligations under the Loan Agreement to a direct or indirect wholly owned subsidiary of Torchmark; provided that, in the event of any such assignment, Torchmark will remain jointly and severally liable for all such obligations. Torchmark Capital may not assign any of its rights under the Loan Agreement without the prior written consent of Torchmark. Subject to the foregoing, the Loan Agreement will be binding upon and inure to the benefit of Torchmark and Torchmark Capital and their respective successors and assigns. The Loan Agreement provides that it may not otherwise be assigned by Torchmark or Torchmark Capital.

  The Loan Agreement will provide that Torchmark may merge with or into another entity, or permit another entity to merge with or into it, and may sell, transfer or lease all or substantially all of its assets to another entity if
(i) at such time no Event of Default under the Loan Agreement has occurred and is continuing, or would occur as a result of such merger, sale, transfer or lease, and (ii) Torchmark is the survivor of such merger, or the survivor of such merger or entity to which Torchmark's assets are sold, transferred or leased is an entity organized under the laws of the United States or any state thereof, assumes all of Torchmark's obligations under the Loan Agreement and becomes the Managing Member.

  The Loan Agreement will be governed by and construed in accordance with the laws of the State of New York.

  The Loan Agreement may be amended by mutual consent of the parties in the manner the parties shall agree; provided that, so long as any of the Series A Preferred Securities remain outstanding, no such amendment shall be made that adversely affects the holders of Series A Preferred Securities, no termination of the Loan Agreement shall occur and no Event of Default or compliance with any covenant under the Loan Agreement may be waived by Torchmark Capital, without the prior consent of at least 66 2/3% of the holders of the Series A Preferred Securities, in writing or at a duly constituted meeting of such holders.

                 CERTAIN UNITED STATES INCOME TAX CONSEQUENCES

  This section is a summary of certain United States federal income tax considerations that may be relevant to initial purchasers of Series A Preferred Securities and represents the opinion of Hughes & Luce, L.L.P., counsel to Torchmark and Torchmark Capital, insofar as it relates to matters of United States federal income tax law. This discussion deals only with the federal income tax considerations to initial purchasers who acquire the Series A Preferred Securities at the original offering price. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended ("Code"), existing and proposed regulations thereunder and current administrative and court decisions, all of which are subject to change (possibly on a retroactive basis). Subsequent changes may cause the tax consequences to vary substantially from the consequences described below.

  No attempt has been made in the following discussion to comment on all federal income tax matters affecting purchasers of Series A Preferred Securities. Moreover, the discussion focuses on holders of Series A Preferred Securities who are individual citizens or residents of the United States and has only limited application to foreign or domestic corporations (including, particularly, regulated investment companies and insurance companies), estates, trusts or non-resident aliens. ACCORDINGLY, EACH PROSPECTIVE PURCHASER OF SERIES A PREFERRED SECURITIES SHOULD CONSULT HIS OWN TAX ADVISOR IN ANALYSING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP OR DISPOSITION OF SERIES A PREFERRED SECURITIES.

INCOME FROM SERIES A PREFERRED SECURITIES

  In the opinion of Hughes & Luce, L.L.P., Torchmark Capital will be treated as a partnership for federal income tax purposes. Accordingly, each Securityholder will be required to include in gross income his distributive share of Torchmark Capital's income. Such income generally will not exceed dividends received on the Series A Preferred Securities, except in limited circumstances as described below under "Potential Extension of Interest Payment Period." No portion of such income will be eligible for the dividends received deduction.

DISPOSITION OF SERIES A PREFERRED SECURITIES

  Gain or loss will be recognized on the redemption, sale or other disposition of Series A Preferred Securities equal to the difference between the amount realized and the Securityholder's adjusted tax basis for the Series A Preferred Securities sold. Gain or loss recognized by a Securityholder on the sale or exchange of a Series A Preferred Security held for more than one year will generally be taxable as long-term capital gain or loss.

TORCHMARK CAPITAL INFORMATION RETURNS AND AUDIT PROCEDURES

  Torchmark, as the Managing Member of Torchmark Capital, will furnish each Securityholder with a Schedule K-1 each year setting forth such Securityholder's allocable share of income for the prior calendar year. Torchmark is required to furnish such K-1's as soon as practicable following the end of the year, but in any event on or prior to March 31.

  Any person who holds Series A Preferred Securities as a nominee for another person is required to furnish to Torchmark Capital (a) the name, address, and taxpayer identification number of the beneficial owner and the nominee; (b) information as to whether the beneficial owner is (i) a person that is not a United States person; (ii) a foreign government, an international organization, or any wholly owned agency or instrumentality of either of the foregoing; or
(iii) a tax-exempt entity; (c) the amount and description of Series A Preferred Securities held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, methods of acquisitions and transfers and the costs thereof, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on Series A Preferred Securities they acquire, hold or transfer for their own accounts. A penalty of $50 per failure is imposed by the Code for failure to report such information to Torchmark Capital, up to a maximum of $100,000 per calendar year for all failures.

POTENTIAL EXTENSION OF INTEREST PAYMENT PERIOD

  Under the terms of the Loans, Torchmark will be permitted to extend the interest payment period up to 60 months. In the event Torchmark exercises this right, Torchmark may not (among other things) declare dividends on its capital stock (other than a declaration of a dividend consisting of common or preferred stock purchase rights under a stockholder rights plan). Therefore, the extension of an interest payment is, in the view of Torchmark, remote. In the event that the interest payment period is extended, Torchmark Capital will continue to accrue income, equal to the amount of the interest payment due at the end of the extended interest payment period, over the length of the extended interest payment period.

  Accrued income will be allocated, but not distributed, to holders of record on the Business Day preceding the last day of each calendar month. As a result, holders of record during an extended interest payment period will include interest in taxable gross income in advance of the receipt of cash, and any such holders who dispose of Series A Preferred Securities prior to the record date for the payment of dividends following such extended interest payment period will include interest in gross income but will not receive any cash related thereto. The tax basis of a Series A Preferred Security will be increased by the amount of any interest that is included in income without a receipt of cash, and will be decreased again when and if such cash is subsequently received from Torchmark Capital.

UNITED STATES ALIEN HOLDERS

  For purposes of this discussion, a "United States Alien Holder" is any holder who or which is (i) a nonresident alien individual or (ii) a foreign corporation, partnership, or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of a Series A Preferred Security.

  Under present United States federal income tax law, subject to the discussion below with respect to backup withholding:

    (i) payments by Torchmark Capital or any of its paying agents to any holder of a Series A Preferred Securities who or which is a United States Alien Holder will not be subject to United States federal income tax withholding tax; provided that (a) the beneficial owner of a Series A Preferred Security does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Torchmark entitled to vote; (b) the beneficial owner of the Series A Preferred Security is not a controlled foreign corporation that is related to Torchmark through stock ownership; and (c) either (A) the beneficial owner of the Series A Preferred Security certifies to Torchmark Capital or its agent, under penalties of perjury, that it is a United States Alien Holder and provides its name and address, or (B) the holder of the Series A Preferred Security is a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution"), and such holder certifies to Torchmark Capital or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; and

    (ii) a United States Alien Holder of a Series A Preferred Security will not be subject to United States federal withholding tax on any gain realized on the sale or exchange of a Series A Preferred Security unless such holder is present in the United States for 183 days or more in the taxable year of sale and either has a "tax home" in the United States or certain other requirements are met.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  In general, information reporting requirements will apply to payments of the proceeds of the sale of the Series A Preferred Securities within the United States to noncorporate United States holders, and "backup withholding" at a rate of 31% will apply to such payments if the United States holder fails to provide an accurate taxpayer identification number.

  Payments of the proceeds from the sale by a United States Alien Holder of Series A Preferred Securities made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that, if the broker is a United States person, a controlled foreign corporation for United States tax purposes, or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of Series A Preferred Securities to or through the United

States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

                                  UNDERWRITERS

  Subject to the terms and conditions of the Underwriting Agreement, Torchmark Capital has agreed to sell to each of the Underwriters named below, and each of
the Underwriters, for whom        are acting as Representatives, has severally
agreed to purchase from Torchmark Capital the respective number of Series A Preferred Securities set forth opposite its name below:

      NAME                                         SERIES A PREFERRED SECURITIES
      ----                                         -----------------------------

                                                              -------
      Total.......................................
                                                              =======

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all such Series A Preferred Securities offered hereby, if any are taken.

  The Underwriters propose to offer the Series A Preferred Securities in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of $. per Series A Preferred Security. The Underwriters may allow, and such dealers may reallow, a concession not in
excess of $.   per Series A Preferred Security to certain brokers and dealers.
After the Series A Preferred Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

  In view of the fact that the proceeds of the sale of the Series A Preferred Securities will be lent to Torchmark, under the Underwriting Agreement Torchmark has agreed to pay as compensation ("Underwriters' Compensation") for the Underwriters services, an amount in New York Clearing House (next day) funds of $. per Series A Preferred Security for the accounts of the several Underwriters.

  Certain of the Underwriters are customers of, engage in transactions with, or have from time to time performed services for Torchmark and its subsidiaries and associated companies in the ordinary course of business.

  Prior to this offering, there has been no public market for the Series A Preferred Securities. In order to meet one of the requirements for listing on the New York Stock Exchange, the Underwriters will undertake to sell lots of 100 or more Series A Preferred Securities to a minimum of 400 beneficial holders.

  Torchmark Capital and Torchmark have agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended.

                                 LEGAL OPINIONS

  The legal validity of the Series A Preferred Stock and the Backup Undertakings, including the Guarantee and the Loan Agreement, will be passed upon for Torchmark and Torchmark Capital by Hughes & Luce, L.L.P., Dallas, Texas. Hughes & Luce, L.L.P. will also pass upon the United States federal income tax matters as described under "Certain United States Income Tax Consequences." Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. Hughes & Luce, L.L.P. may rely on the opinion of Davis Polk & Wardwell as to matters of New York law.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS SUBJECT TO COMPLETION + +OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN + +FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT + +BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THAT A FINAL + +PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PRELIMINARY PROSPECTUS SHALL NOT + +CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL +
+THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER,       +
+SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION +
+UNDER THE SECURITIES LAWS OF ANY STATE.                                       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                    SUBJECT TO COMPLETION DATED MAY 24, 1994

PROSPECTUS
                                  $200,000,000

                             TORCHMARK CORPORATION
                      [LOGO OF TORCHMARK APPEARS HERE]
                                PREFERRED STOCK

                 TORCHMARK CAPITAL L.L.C. PREFERRED SECURITIES
                  GUARANTEED TO THE EXTENT SET FORTH HEREIN BY
                             TORCHMARK CORPORATION

                                  -----------
  Torchmark Corporation ("Torchmark") may offer at any time, or from time to time, shares of preferred stock, par value $1.00 per share ("Preferred Stock"), in one or more series, which may be represented by depositary shares evidenced by depositary receipts ("Depositary Shares" and, together with the L.L.C. Preferred Securities (as defined below) and the Backup Undertakings (as defined below), the "Securities") or any combination of Securities, with an aggregate initial public offering price not to exceed $200,000,000.

  As part of the Securities, Torchmark Capital L.L.C. ("Torchmark Capital"), a special purpose finance subsidiary of Torchmark, may also offer from time to time its preferred limited liability company interests ("LLC Preferred Securities"), in one or more series, at an aggregate initial public offering price not to exceed $200,000,000 at the time of sale. In connection therewith, Torchmark may offer backup undertakings ("Backup Undertakings") with respect to the LLC Preferred Securities, as described herein under "Torchmark Capital L.L.C." Any issue of LLC Preferred Securities and related Backup Undertakings shall correspondingly reduce the amount of other Securities available for offer and sale hereunder.

  Torchmark and/or Torchmark Capital will offer the Securities to the public at prices and on terms to be determined at or prior to the time of sale. Specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement ("Prospectus Supplement"), together with the terms of the offering of the Securities, the initial price thereof and the net proceeds from the sale thereof. The Securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale and to be set forth in Prospectus Supplements. The Securities may be sold for U.S. dollars or one or more foreign or composite currencies and the distributions on the Securities may likewise be payable in U.S. dollars or one or more foreign or composite currencies.

  The Prospectus Supplement will set forth the terms of the Securities, including the designation, number of shares or fractional interests therein (or if Depositary Shares are issued, the fraction of a share of Preferred Stock represented by one Depositary Share), liquidation preference per share, initial public offering price, distribution rate or method of calculation thereof, dates on which distributions will be payable and dates from which distributions will accrue, any redemption or sinking fund provisions, any terms of redemption at the option of Torchmark or the holder, as well as any terms of the Backup Undertakings and any listing on a national securities exchange and any other terms in connection with the offering and sale of the Securities in respect of which this Prospectus is being delivered.

  Because Torchmark is a holding company, the rights of Torchmark to participate in any distribution of assets of any subsidiary (and thus the ability of holders of Securities to benefit from such distribution) are subject to the prior claims of creditors of that subsidiary. Such claims would include subsidiary indebtedness of approximately $13.6 million at March 31, 1994. See "Description of Securities--General."

  The Securities may be sold by Torchmark or Torchmark Capital to underwriters, to or through dealers, acting as principals for their own account or acting as agents, or directly to other purchasers. The Prospectus Supplement will set forth the names of any underwriters or agents, the principal amounts or shares, if any, to be purchased by underwriters, and the compensation, if any, of such underwriters or agents. Torchmark may indemnify such underwriters, dealers and agents against certain liabilities, including liabilities under the Securities Act of 1933. See "Plan of Distribution."
                                  -----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  -----------
  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

May 24, 1994

                             AVAILABLE INFORMATION

  Torchmark is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, therefore, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; at its New York Regional Office, 7 World Trade Center, New York, New York 10048; and at its Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates, by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and The Stock Exchange, London EC2N 1HP, England.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") filed jointly by Torchmark and Torchmark Capital with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information set forth in the Registration Statement (in accordance with the rules and regulations of the Commission), and reference is hereby made to the Registration Statement and related exhibits for further information with respect to Torchmark, Torchmark Capital and the Securities.

  No separate financial statements of Torchmark Capital have been included herein. Torchmark and Torchmark Capital do not consider that such financial statements would be material to holders of any LLC Preferred Securities which may be offered hereby because Torchmark Capital is a newly organized special purpose subsidiary, has no operating history or independent operations, is not engaged in and does not propose to engage in, any activity other than the issuance of its shares and the lending of the proceeds thereof to Torchmark and because Torchmark will issue a full and unconditional, joint and several guarantee of any LLC Preferred Securities, as described in the accompanying Prospectus Supplement. See "Torchmark Capital L.L.C." Torchmark Capital is a limited liability company organized under the laws of the State of Delaware and will be managed by Torchmark, which directly or indirectly beneficially owns all of Torchmark Capital's common limited liability company interests, which are non-transferable. Financial statements of Torchmark Capital will be made available to the holders of LLC Preferred Securities annually as soon as practicable after the end of Torchmark Capital's fiscal year.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed by Torchmark (file no. 1-8052) with the Commission are incorporated herein by reference: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1993 ("Form 10-K"), (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, (iii) Form 8-K dated March 25, 1994, (iv) Form 10-Q/A dated as of May 24, 1994 and (v) Form 8-K dated June 6, 1994.

  All reports and other documents subsequently filed by Torchmark and Torchmark Capital pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement set forth herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement set forth herein or in a subsequently filed document deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. To the extent that any proxy statement is incorporated by reference herein, such incorporation shall not include any information contained in such proxy statement that is not, pursuant to the Commission's rules, deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act.

  Torchmark will furnish, without charge, to each person to whom a Prospectus and Prospectus Supplement are delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such documents should be submitted in writing to the Investor Relations Department, Torchmark Corporation, 2001 Third Avenue South, 16th Floor, Birmingham, Alabama 35233 or by telephone at (205) 325-4243.

                               ----------------

  Unless otherwise indicated, currency amounts in this Prospectus and the Prospectus Supplement are stated in United States dollars ("$" or "U.S.$").

                                   TORCHMARK

  Torchmark, an insurance and diversified financial services holding company, was incorporated in Delaware on November 29, 1979 as Liberty National Insurance Holding Company. Through a plan of reorganization, which became effective on December 30, 1980, it became the parent company for the businesses operated by Liberty National Life Insurance Company ("Liberty") and Globe Life And Accident Insurance Company ("Globe"). United American Insurance Company ("United American"), Waddell & Reed, Inc. ("W&R") and United Investors Life Insurance Company ("UILIC"), along with their respective subsidiaries, were acquired in 1981. The name Torchmark Corporation was adopted on July 1, 1982. Family Service Life Insurance Company ("Famlico") was purchased in July, 1990.

  Through its life insurance subsidiaries, including Liberty, Globe, United American, Famlico and American Life and Accident Insurance Company, Torchmark offers a portfolio of life and health insurance products. Through United Investors Management Company ("UIMCO"), a wholly-owned subsidiary which owns W&R, UILIC and Torch Energy Advisors Incorporated, Torchmark offers institutional investment management services and individual financial planning and products, including life insurance, annuities and mutual funds; provides management services with respect to oil and gas production and development; and engages in energy property acquisitions and dispositions, oil and gas product marketing and well operations. Torchmark maintains a 27% ownership interest in Vesta Insurance Group, Inc. ("Vesta"), a property and casualty insurance holding company, which owns Vesta Fire Insurance Corporation (formerly Liberty National Fire Insurance Company), offering industrial fire insurance, collateral protection insurance, personal and commercial property and casualty insurance and domestic reinsurance.

  The principal executive office of Torchmark is located at 2001 Third Avenue South, Birmingham, Alabama 35233, and its telephone number is (205) 325-4200.

  Torchmark Capital is a special purpose finance subsidiary of Torchmark organized as a limited liability company under the laws of the State of Delaware. All of Torchmark Capital's common limited liability company interests are directly or indirectly beneficially owned by Torchmark and are non-transferable. Torchmark Capital has no board of directors or officers, and all of its business and affairs are conducted by Torchmark, as the manager (the "Manager") appointed in Torchmark Capital's Limited Liability Company Agreement, as amended. Torchmark Capital exists solely for the purpose of issuing its common and preferred limited liability company interests and lending the proceeds thereof to Torchmark to finance Torchmark's or its subsidiaries' business operations. The principal office of Torchmark Capital is c/o Torchmark Corporation, 2001 Third Avenue South, Birmingham, Alabama 35233.

   RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

  The following table sets forth the ratio of Torchmark's (consolidated) earnings to combined fixed charges and preferred stock dividends, for the periods indicated:

                                                           THREE
                                                          MONTHS
                                                           ENDED
                                 YEAR ENDED DECEMBER 31,  MARCH 31,
                                ------------------------    ----
                                1989 1990 1991 1992 1993    1994
                                ---- ---- ---- ---- ----    ----
Ratio of earnings to combined
 fixed
 charges and preferred stock
 dividends:
Excluding interest credited on
 deposit products.............. 6.1  6.3  6.2  7.1  6.8     6.4
Including interest credited on
 deposit products.............. 4.0  3.8  3.6  3.8  3.9     3.8

  For the purpose of computing the ratio of earnings to combined fixed charges and preferred stock distributions, "earnings" consists of operating income before income taxes and fixed charges. "Fixed charges" consists of interest charges and the portion of rental expense deemed representative of the interest factor. "Combined fixed charges and preferred stock distributions" represent fixed charges (as described above) and the pre-tax income required to pay the preferred stock distributions of Torchmark.

                                USE OF PROCEEDS

  The net proceeds from the sale of Securities offered by Torchmark Capital hereby will be lent to Torchmark. The net proceeds from the sale of the Securities offered hereby by Torchmark, and the net proceeds of any loans from Torchmark Capital, will be used by Torchmark for general corporate purposes, which may include, without limitation, repayment of bank debt, the repurchase of shares of Torchmark's Common Stock, and possible acquisitions, unless a specific determination as to the use of the proceeds is otherwise described in an accompanying Prospectus Supplement.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following selected consolidated financial information for five years ended December 31, 1993 and for the three-month periods ended March 31, 1993 and 1994 should be read in conjunction with the more detailed information and financial statements available as described under "Available Information" and "Incorporation of Certain Information by Reference." The information for the three-month periods ended March 31, 1993 and 1994 was derived from unaudited financial statements. In the opinion of management, however, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of such information have been included. Results of interim periods are not necessarily indicative of results for an entire year.

                                                                                                     THREE MONTHS
                                                                                                         ENDED
                                             YEAR ENDED DECEMBER 31,                                   MARCH 31,
                           ------------------------------------------------------------------    ------------------------
                              1989        1990           1991           1992         1993           1993          1994
                           ----------- -----------    -----------    -----------  -----------    ----------    ----------
                                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Premium and Policy
 Charges:
 Life premium............  $   432,235 $   487,991    $   524,052    $   544,467  $   555,859    $  137,426    $  143,964
 Health premium..........      682,680     738,431        769,821        797,855      799,835       205,499       200,434
 Other premium...........       69,521      64,830         71,940        111,640      137,216        28,515         3,750
 Total...................    1,184,436   1,291,252      1,365,813      1,453,962    1,492,910       371,440       348,148
Net investment income....      308,019     348,412        364,318        382,735      372,470        96,643        83,801
Financial services
 revenue.................      108,255     108,561        114,326        133,462      137,422        34,008        36,544
Energy operations
 revenue.................       22,239      32,218         54,841         74,014      106,013        21,414        17,303
Realized investment gains
 (losses)................          547       4,081          4,195           (948)       8,009         1,070        12,595
Total revenue............    1,629,326   1,787,148      1,907,441      2,045,810    2,176,835       525,271       498,681
Net income...............      211,308     229,177        246,489        265,477      297,979/5/     73,489/6/     75,572
Preferred stock
 distributions...........        7,667       6,898          6,116          3,453        3,289           823           804
Net income available to
 common shareholders.....      203,641     222,279        240,373        262,024      294,690/5/     72,666/6/     74,768
Net income per common
 share...................         2.59        2.85           3.13           3.58         4.01/5/       0.99/6/       1.03
Life insurance sales.....   11,024,758  11,257,778     11,222,307     11,067,341   12,240,244     3,025,314     3,459,981
Increase in life
 insurance in force......      842,605     694,733/1/   1,280,412/2/   2,195,544    3,060,638       934,430     1,155,665
Annualized life and
 health premium issued:
 Life....................      119,629     129,233        133,741        131,726      128,433        31,551        34,423
 Health..................      232,336     273,290        216,962        224,905      176,028        53,807        35,373
 Total...................      351,965     402,523        350,703        356,631      304,461        85,358        69,796
Increase (Decrease) in
 annualized life and
 health premium in force:
 Life....................       28,797      16,849/1/      16,098/2/      25,534       24,572         5,535         9,073
 Health..................       12,228      56,456         11,749         34,346       (9,106)        5,130       (10,799)
 Total...................       41,025      73,305         27,847         59,880       15,466        10,665        (1,726)
Mutual fund collections..      744,284     742,142        813,737      1,141,928    1,249,084       296,009       344,776
Per preferred share:
 Cash dividends paid.....  $      7.80 $      7.50    $      7.66    $      7.01  $      7.00    $     1.75    $     2.88/7/
Per common share:
 Cash dividends paid.....          .83         .93           1.00           1.07         1.08           .27           .28

                                                                  THREE MONTHS
                                                                      ENDED
                                    AT DECEMBER 31,                 MARCH 31,
                          ----------------------------------- ---------------------
                             1991        1992        1993        1993       1994
                          ----------- ----------- ----------- ---------- ----------
                                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Cash and invested
 assets/3/ .............  $ 4,605,446 $ 4,994,828 $ 5,550,931 $5,043,331 $5,381,509
Total assets............    6,160,742   6,770,115   7,646,242  6,873,874  7,586,686
Short-term debt.........       11,499     276,819     107,108    160,105    136,900
Long-term debt..........      667,125     497,867     792,335    512,920    797,276
Shareholders' equity....    1,079,251   1,115,660   1,417,255  1,177,080  1,303,481
 Per common share/4/....        13.11       14.54       18.80      15.34      17.89
Life insurance in force.   56,110,751  58,306,295  61,366,933 59,240,725 62,522,598
Annualized life and
 health premium in
 force:
 Life...................      562,550     588,084     612,656    593,619    621,729
 Health.................      798,142     832,488     823,382    837,618    812,583
 Total..................    1,360,692   1,420,572   1,436,038  1,431,237  1,434,312
Assets under management
 at
 W&R....................   10,692,000  12,144,000  14,455,000 12,592,000 14,285,000

- --------
/1/ The increase in life insurance in force is adjusted by $337 million, and the increase in life annualized premium in force is adjusted by $28.1 million, representing the business acquired in the Famlico acquisition.
/2/ The increase in life insurance in force is adjusted by $55 million, and the increase in life annualized premium in force is adjusted by $2.7 million, representing the business acquired in the Sentinel American Life Insurance Company acquisition.
/3/ Includes accrued investment income.
/4/ Computed after deduction of preferred shareholders' equity.
/5/ Includes the effects of adoption of Financial Accounting Standards 106 and 109 and a one-time addition to a non-operating expense charge relating to self-insurance for directors' and officers' liability, guaranty fund assessments and litigation expenses. On an after-tax basis, adoption of FAS 106 resulted in a charge of $7.5 million, adoption of FAS 109 resulted in an addition to earnings of $25.9 million, and the addition to the non-operating expense charge relating to self-insurance for directors' and officers' liability, guaranty fund assessments and litigation expenses resulted in a charge of $53.3 million. Also includes the effects of tax legislation which increased the corporate tax rate from 34% to 35% resulting in a charge to net earnings of $13.7 million, of which $9.4 million related to prior years. Also includes an after-tax gain of $37.2 million from the sale of 73% of Vesta.
/6/ Includes the effects of adoption of Financial Accounting Standards 106 and 109 and a one-time addition to a non-operating expense charge relating to self-insurance for directors' and officers' liability, guaranty fund assessments and litigation expenses. On an after-tax basis, adoption of FAS 106 resulted in a charge of $7.1 million, adoption of FAS 109 resulted in an addition to earnings of $29.5 million, and the addition to the non-operating expense charge relating to self-insurance for directors' and officers' liability, guaranty fund assessments and litigation expenses resulted in a charge of $22.8 million.
/7/ Includes the $1.13 per share paid at redemption representing the period
    February 1, 1994 through March 31, 1994 in addition to the regular quarterly dividend payment.

                        DESCRIPTION OF TORCHMARK STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  At March 31, 1994, the authorized capital stock of Torchmark was 165,000,000 shares, consisting of:

  (a) 5,000,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"), of which no shares were outstanding; and

  (b) 160,000,000 shares of Common Stock, par value $1.00 per share ("Common Stock"), of which 72,869,130 shares were outstanding, and 68,145,410 shares were held in treasury.

  Torchmark Corporation redeemed on March 31, 1994 the outstanding shares of its Series A Preferred Stock at a redemption price of $100 per share plus accrued and unpaid dividends to the redemption date, in the aggregate amount of $1.13 per share. First Chicago Trust Company of New York served as redemption agent and mailed redemption materials to holders of Series A Preferred Shares. The $1.13 dividend was paid on March 31, 1994 to holders of record as of March 17, 1994.

  In general, the classes of authorized capital stock are afforded preferences with respect to dividends and liquidation rights in the order listed above. The Board of Directors of Torchmark (or a duly authorized committee thereof) is empowered, without approval of the stockholders, to cause the Preferred Stock to be issued in one or more series, with the numbers of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors of Torchmark (or a duly authorized committee thereof). Among the specific matters that may be determined by the Board of Directors of Torchmark (or a duly authorized committee thereof) are: the annual rate of dividends; the redemption price, if any; the terms of a sinking or purchase fund, if any; the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of Torchmark; conversion rights, if any; and voting powers, if any, in addition to those described below. The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the Restated Certificate of Incorporation of Torchmark, as amended (the "Restated Certificate of Incorporation"). No holders of any class of Torchmark's capital stock are entitled to preemptive rights.

GENERAL

  Since Torchmark is a holding company, the rights of Torchmark to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise (and thus the ability of holders of the Securities to benefit from such distribution) are subject to the prior claims of creditors of that subsidiary, except to the extent that Torchmark may itself be a creditor with recognized claims against that subsidiary. Claims on Torchmark's subsidiaries by creditors may include claims of policyholders, holders of indebtedness and claims of creditors in the ordinary course of business. Such claims may increase or decrease, and additional claims may be incurred in the future.

  Statutes regulating insurance holding company systems impose various limitations on investments in affiliates and may require prior approval of the payment of certain dividends and other distributions by the regulated insurance company to Torchmark or various of its affiliates. Since Torchmark's primary source of income is the income of its insurance company subsidiaries and its primary source of internally generated cash flow is the dividends from such subsidiaries, Torchmark's ability to meet its obligations and pay the dividends, redemption price, or liquidation payments on the Securities may be affected by any such required approval.

PREFERRED STOCK

  The following is a general description of the terms of the Preferred Stock of Torchmark. The particular terms of any series of Torchmark Preferred Stock offered hereby ("Offered Preferred Stock") will be set forth in the Prospectus Supplement relating thereto. The rights, preferences, privileges and restrictions, including dividend rights, voting rights, terms of redemption and liquidation preferences, of the Offered Preferred Stock of each series will be fixed or designated pursuant to a certificate of designations adopted by the Board of Directors of Torchmark or a duly authorized committee thereof. The description of Preferred Stock set forth below and the description of the terms of a particular series of Offered Second Preferred Stock that will be set forth in a Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the certificate of designations relating to such series.

  In all respects, regardless of series, the Offered Preferred Stock shall rank in preference to the Common Stock as to payment of dividends and as to distribution of assets of Torchmark upon the liquidation, dissolution or winding up of Torchmark. Upon issuance against full payment of the purchase price therefor, shares of Offered Preferred Stock will be fully paid and nonassessable.

  Dividends. Holders of Offered Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of Torchmark out of any funds legally available for that purpose, dividends in cash at such respective rates, payable on such dates in each year and in respect of such dividend periods, as stated in Torchmark's Restated Certificate of Incorporation or the certificate of designations for such series of Offered Preferred Stock, before any dividends may be declared or paid or set apart for payment upon the Common Stock or any other class of stock ranking junior to such series of Offered Preferred Stock. No dividend may be declared or paid on any series of Offered Preferred Stock unless at the same time a dividend in like proportion to the respectively designated dividend amounts shall be declared or paid on each other series of Preferred Stock then issued and outstanding ranking prior to or on a parity with such particular series with respect to the payment of dividends. Dividends on Offered Preferred Stock may be either cumulative or noncumulative.

  Liquidation Preference. In the event of any liquidation, dissolution or winding up of Torchmark, whether voluntary or involuntary, holders of Offered Preferred Stock of each series (if any shares thereof are then issued and outstanding) will be entitled to payment of the applicable liquidation price or prices plus accrued dividends, out of the available assets of Torchmark, in preference to the holders of Common Stock or any other class of stock ranking junior to such series of Offered Preferred Stock upon liquidation, dissolution or winding up.

  Redemption and Conversion. Each series of Offered Preferred Stock will be subject to redemption, if applicable, on such terms, at such prices and on such dates as may be set forth in the applicable certificates of designations. The Offered Preferred Stock will not be convertible.

  Voting Rights. The holders of the Preferred Stock (including the Offered Preferred Stock) have no voting rights except as specifically required by statute and except for certain voting rights specifically provided in Torchmark's Restated Certificate of Incorporation or the certificates of designations creating the various series of such stock.

  Voting rights of the Offered Preferred Stock will be noncumulative.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

  Torchmark may, at its option, elect to offer fractional interests in the Offered Preferred Stock, in which event Torchmark will offer depositary shares ("Depositary Shares"), each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Offered Preferred Stock) of a share of a particular series of Offered Preferred Stock as described below.

  The Offered Preferred Stock of any series represented by Depositary Shares will be deposited under a deposit agreement (the "Deposit Agreement") between Torchmark and a bank or trust company selected by Torchmark having its principal office in the United States and having, alone or together with its affiliates, a combined capital and surplus of at least $50,000,000 (the "Depositary"). Subject to the terms of the Deposit Agreement, each registered holder of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Offered Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Offered Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

  The Depositary Shares will be evidenced by depositary receipts ("Depositary Receipts") issued pursuant to the Deposit Agreement. Depositary Receipts will be distributed to those persons purchasing the fractional interests in Offered Preferred Stock in accordance with the terms of the offering set forth in the applicable Prospectus Supplement. A copy of the form of Deposit Agreement is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in it entirety by reference to such exhibit.

DIVIDENDS AND OTHER DISTRIBUTIONS

  The Depositary will distribute all dividends or other cash distributions received in respect of the Offered Preferred Stock to the record holders of Depositary Shares relating to such Offered Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.

  In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto in proportion to the number of such Depositary Shares owned by such holders, unless the Depositary determines that such distribution cannot be made proportionately among such holders or that it is not feasible to make such distribution, in which case the Depositary may, with the approval of Torchmark, sell such securities or property and distribute the net proceeds from such sale to such holders or adopt such other method as it deems equitable and practicable for effecting such distribution.

WITHDRAWAL OF THE OFFERED PREFERRED STOCK

  Upon surrender of the Depositary Receipts at the corporate trust office of the Depositary (unless the related Offered Preferred Stock or Depositary Shares have previously been called for redemption), and upon payment of the charges provided in the Deposit Agreement and subject to the terms hereof, the holder of the Depositary Shares evidenced thereby is entitled to delivery to such office to or upon his order, of the number of whole shares of Offered Preferred Stock and any money or other property represented by such Depositary Shares. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Offered Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of Offered Preferred Stock thus withdrawn, and any subsequent holders of those shares, will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Shares therefor.

REDEMPTION OF DEPOSITARY SHARES

  Upon redemption of Offered Preferred Stock represented by Depositary Shares, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing Offered Preferred Stock so redeemed, provided Torchmark shall have paid in full to the Depositary the redemption price of the Offered Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price and any other amounts per share payable with respect to the Offered Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by the Depositary by lot or pro rata or by any other equitable method, in each case as may be determined by Torchmark.

VOTING OF THE OFFERED PREFERRED STOCK

  Upon receipt of notice of any meeting at which the holders of the Offered Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Offered Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Offered Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Offered Preferred Stock represented by such Depositary Shares in accordance with such instructions, and Torchmark will agree to take all reasonable action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting Offered Preferred Stock (but, at its discretion, not from appearing at any meeting with respect to such Offered Preferred Stock) to the extent it does not receive specific instructions from the holders of Depositary Shares representing Offered Preferred Stock.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

  The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between Torchmark and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding.

  The Deposit Agreement may be terminated by Torchmark upon not less than 60 days' notice, whereupon the Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Offered Preferred Stock represented by such Depositary Receipts. The Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares have been redeemed, or (ii) there has been a final distribution in respect of the Offered Preferred Stock in connection with any liquidation, dissolution or winding up of Torchmark and such distribution has been made to the holders of Depositary Receipts.

CHARGES OF DEPOSITARY

  Torchmark will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Torchmark will pay the fees and expenses of the Depositary in connection with the performance of its duties under the Deposit Agreement, to the extent specified in the Deposit Agreement. Holders of Depositary Receipts will pay transfer and other taxes and governmental charges.

MISCELLANEOUS

  Torchmark will forward to holders of Depositary Shares any reports and communications that it sends to holders of Offered Preferred Stock. Neither the Depositary nor Torchmark will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of Torchmark and the Depositary under the Deposit Agreement will be limited to performing their duties thereunder without negligence or willful misconduct, and Torchmark and the Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or any Offered Preferred Stock unless satisfactory indemnity is furnished. Torchmark and the Depositary may rely on advice of counsel or accountants, on information provided by holders of Depositary Shares or other persons believed to be authorized or competent and on documents believed to be genuine.

  In the event the Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and Torchmark, on the other hand, the Depositary shall be entitled to act on such claims, requests or instructions received from Torchmark.

RESIGNATION AND REMOVAL OF DEPOSITARY

  The Depositary may resign at any time by delivering to Torchmark notice of its election to do so, and Torchmark may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having, alone or together with its affiliates, a combined capital and surplus of at least $50,000,000.

                            TORCHMARK CAPITAL L.L.C.

GENERAL

  Torchmark Capital, a subsidiary of Torchmark, is a limited liability company organized under the laws of the State of Delaware. All of its common limited liability company interests are beneficially owned by Torchmark or its affiliates and are non-transferable. Torchmark Capital's principal offices are located c/o the Manager at the address set forth under "Torchmark." Torchmark Capital has no board of directors, and all of its business and affairs are conducted by Torchmark, as the Manager appointed in Torchmark Capital's Limited Liability Company Agreement, as amended. The location of the principal executive offices of the Manager is set forth above under "Torchmark." Torchmark Capital exists solely for the purpose of issuing its common and preferred limited liability company interests and lending the net proceeds thereof to Torchmark.

LLC PREFERRED SECURITIES

  Torchmark Capital may from time to time issue LLC Preferred Securities, in one or more series, having terms described in the Prospectus Supplement relating thereto, including any terms relating to the redemption of the LLC Preferred Securities upon the occurrence of certain events described in the Prospectus Supplement. Under Torchmark Capital's Limited Liability Company Agreement, as amended, the Manager may establish one or more classes or series of LLC Preferred Securities, having such terms, including dividends, redemption, voting, liquidation rights and such other preferred or other special rights or such restrictions, as the Manager may determine, to be set forth in a Prospectus Supplement. All LLC Preferred Securities of Torchmark Capital offered by any Prospectus Supplement will be guaranteed by Torchmark to the limited extent set forth below under "Guarantee" and in the Prospectus Supplement and may also be entitled to the benefits of certain undertakings of Torchmark as described below under "Backup Undertakings" and in the Prospectus Supplement. Any special federal income tax, accounting and other considerations applicable to any offering of LLC Preferred Securities and related Backup Undertakings will be described in the Prospectus Supplement relating thereto.

GUARANTEE

  Torchmark will irrevocably and unconditionally agree (the "Guarantee"), to the extent set forth in a Payment and Guarantee Agreement, to pay in full, to the holders of LLC Preferred Securities of any class or series, the Guarantee Payments (as defined below), as and when due, regardless of any defense, right of setoff or counterclaim which Torchmark Capital may have or assert. The Guarantee will constitute a guarantee of payment and not of collection, and may be enforced by holders of LLC Preferred Securities directly against Torchmark. The following payments to the extent not paid by Torchmark Capital (the "Guarantee Payments") will be subject to the Guarantee (without duplication):
(i) any arrears and accruals of unpaid dividends which have theretofore been declared on the Preferred Shares of such class or series out of moneys legally available therefor; (ii) the redemption price including all arrears and accruals of unpaid dividends payable, out of moneys legally available therefor with respect to any LLC Preferred Securities of such class or series called for redemption; and (iii) upon a liquidation of Torchmark Capital, the lesser of (a) the liquidation preference and all arrears and accruals of unpaid dividends (whether or not declared) on the LLC Preferred Securities of such class or series to the date of payment or (b) the amount of assets of Torchmark Capital legally available for distribution in such liquidation. In addition, the Prospectus Supplement relating to a class or series of LLC Preferred Securities will describe the rank of the Guarantee and any additional covenants or other terms of the Guarantee of Torchmark with respect to such class or series.

BACKUP UNDERTAKINGS

  In connection with any class or series of LLC Preferred Securities, Torchmark may enter into additional arrangements with Torchmark Capital, including intercompany loan agreements and amendments to Torchmark Capital's Limited Liability Company Agreement and Certificate of Formation, that operate directly or indirectly for the benefit of holders of the LLC Preferred Securities. The Guarantee described above under "Guarantee," the agreement described in the previous paragraph and any such other arrangements are herein collectively referred to as "Backup Undertakings" of Torchmark and will be described in the Prospectus Supplement relating to any class or series of LLC Preferred Securities to which they apply.

                              PLAN OF DISTRIBUTION

GENERAL

  Torchmark or Torchmark Capital may sell the Securities to or through underwriters or a group of underwriters, directly to other purchasers, or through dealers or agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution, and time and place of delivery, of the offered Securities. Torchmark or Torchmark Capital also may, from time to time, authorize dealers, acting as Torchmark's or Torchmark Capital's agents, to solicit offers to purchase the offered Securities upon the terms and conditions set forth in any Prospectus Supplement.

  In connection with the sale of Securities, underwriters, dealers or agents may receive compensation from Torchmark or Torchmark Capital or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be "underwriters," and any discounts or commissions received by them and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter, dealer or agent will be identified, and any such compensation will be described, in the Prospectus Supplement relating to the offered Securities.

  Under agreements which may be entered into by Torchmark and/or Torchmark Capital, underwriters, dealers and agents that participate in the distribution of Securities may be entitled to indemnification by Torchmark and/or Torchmark Capital against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers and agents may be required to make in connection therewith. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for Torchmark and/or Torchmark Capital in the ordinary course of business.

  Unless otherwise indicated in a Prospectus Supplement, each issuance of Securities will constitute a new issue of securities with no established trading market. The Securities may or may not be listed on a national securities exchange. In the event that Securities offered hereunder are not listed on a national securities exchange, certain broker-dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities or as to the liquidity of the trading market for such Securities.

DELAYED DELIVERY ARRANGEMENTS

  If so indicated in the Prospectus Supplement relating to offered Securities, Torchmark and/or Torchmark Capital will authorize dealers or other persons acting as Torchmark's or Torchmark Capital's agents to solicit offers by certain institutions to purchase Securities from Torchmark and/or Torchmark Capital pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by Torchmark and/or Torchmark Capital. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The dealers and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL OPINIONS

  The legal validity of the Securities will be passed upon for Torchmark and Torchmark Capital by Hughes & Luce, L.L.P., Dallas, Texas. Hughes & Luce L.L.P. will also pass upon United States Federal income tax matters, as described in a Prospectus Supplement relating to the Securities to be offered. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. In connection with its opinions, Hughes & Luce, L.L.P. will rely on the opinion of Davis Polk & Wardwell as to matters of New York law.

                                    EXPERTS

  The financial statements and schedules of Torchmark Corporation as of December 31, 1993 and 1992 and for each of the years in the three-year period ended December 31, 1993, incorporated by reference herein have been incorporated by reference in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR ANY PRO-SPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

                                ---------------

                               TABLE OF CONTENTS

                          PAGE
                          ----
Available Information...    2
Incorporation of Certain
 Information by Refer-
 ence...................    2
Torchmark...............    4
Ratio of Earnings to
 Combined Fixed Charges
 and Preferred Stock
 Dividends..............    4
Use of Proceeds.........    5
Selected Consolidated
 Financial Information..    6
Description of Torchmark
 Stock..................    8
Description of Deposi-
 tary Shares............    9
Torchmark Capital
 L.L.C. ................   12
Plan of Distribution....   13
Legal Opinions..........   14
Experts.................   14

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------




                 [LOGO OF TORCHMARK CORPORATION APPEARS HERE]







- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       Filing fee--Securities and Exchange Commission................. $ 68,966
      *Printing and engraving expenses................................   40,000
      *Legal fees and expenses........................................  125,000
      *Accounting fees and expenses...................................    5,000
      *Blue Sky fees and expenses.....................................   20,000
      *Rating agency fees.............................................  120,000
       Transfer Agent and Registrar's fees and expenses...............    5,000
      *Miscellaneous..................................................   16,034
                                                                       --------
          *Total...................................................... $375,000
                                                                       ========

- --------
  * Estimated for the purpose of this Registration Statement.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 1 of Article Ninth of the Restated Certificate of Incorporation of Torchmark provides that a director will not be personally liable to Torchmark or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (a) for any breach of the duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for paying a distribution or approving a stock repurchase in violation of the Delaware General Corporation Law (the "Act"), or (d) for any transaction from which the director derived an improper personal benefit.

  Section 2(a) of Article Ninth provides that each person who was or is made a party or is threatened to be made a party to, or is involved in, specific actions, suits or proceedings by reason of the fact that he or she is or was a director or officer of Torchmark (or is or was serving at the request of Torchmark as a director, officer, employee or agent for another entity) while serving in such capacity will be indemnified and held harmless by Torchmark, to the full extent authorized by the Act, as in effect (or, to the extent indemnification is broadened, as it may be amended) against all expense, liability or loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred by such person in connection therewith. With respect to derivative actions, indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and the Act requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to Torchmark. Rights conferred hereby are contract rights and include the right to be paid by Torchmark the expenses incurred in defending the proceedings specified above, in advance of their final disposition; provided that, if the Act so requires, such payment will only be made upon delivery to Torchmark by the indemnified party of an undertaking to repay all amounts advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified under such Section 2(a) or otherwise. Torchmark may, by action of its Board of Directors, provide indemnification to its employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

  Section 2(b) of Article Ninth provides that persons indemnified under Section 2(a) may bring suit against Torchmark to recover unpaid amounts claimed thereunder, and that if such suit is successful, the expense of bringing such suit will be reimbursed by Torchmark. While it is a defense to such a suit that the person claiming indemnification has not met the applicable standards of conduct making indemnification permissible under the Act, the burden of proving the defense is on Torchmark and neither the failure of Torchmark's Board of Directors, independent legal counsel or the shareholders to have made a determination that indemnification is proper, nor an actual determination that the claimant has not met the applicable standard of conduct, is a defense to the action or creates a presumption that the claimant has not met the applicable standard of conduct.

  The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in paragraphs 2(a) and 2(b) of Article Ninth is not exclusive of any other right which any person may have or acquire under any statute, provision of the Certificate of Incorporation or By-Laws, or otherwise. Torchmark may maintain insurance, at its expense, to protect itself and any directors, officers, employees or agents of Torchmark or other entity against any expense, liability or loss, whether or not Torchmark would have the power to indemnify such persons against such expense, liability or loss under the Act.

ITEM 16. EXHIBITS.

      1.1*      --Form of proposed Underwriting Agreement Standard Provisions
                  (Preferred Stock)

                --Limited Liability Agreement of Torchmark Capital
      3.1*

      3.2*      --Certificate of Formation of Torchmark Capital

                --Form of Amended and Restated Limited Liability Company
                  Agreement of Torchmark Capital
      3.3*

      5.1*      --Opinion of Hughes & Luce, L.L.P. as to legality of
                  securities being registered

                --Opinion of Hughes & Luce, L.L.P. with respect to tax matters 5.2*

                --Statement re computation of ratio of earnings to combined
       12*        fixed charges and preferred stock dividends

     24.1*      --Consent of Hughes & Luce, L.L.P. (contained in Exhibit 5.1 hereto)

     24.2       --Consent of KPMG Peat Marwick

       25*      --Powers of Attorney

                --Form of Payment and Guarantee Agreement by Torchmark for the
     99.1*        benefit of the holders of preferred securities of Torchmark
                  Capital

                --Form of Loan Agreement between Torchmark and Torchmark
     99.2*        Capital

- --------
* Previously filed.

Exhibits not referred to have been omitted as inapplicable or not required.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrants hereby undertake:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

      (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement, and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

  The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of the Torchmark's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification by the Registrants for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions described under Item 15 above or otherwise, the Registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, TORCHMARK CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BIRMINGHAM, STATE OF ALABAMA, ON JUNE 28, 1994.

                                          Torchmark Corporation

                                          By     /s/ Keith A. Tucker
                                            ----------------------------------

                                                  KEITH A. TUCKER
                                                   VICE CHAIRMAN

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, TORCHMARK CAPITAL L.L.C. CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF BIRMINGHAM, STATE OF ALABAMA, ON JUNE 28, 1994.

                                          Torchmark Capital L.L.C.

                                          By: Torchmark Corporation, as
                                              Authorized Person

                                          By:       /s/ Keith A. Tucker
                                              --------------------------------
                                                       KEITH A. TUCKER
                                                        VICE CHAIRMAN

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED FOR TORCHMARK AND THE AUTHORIZED PERSON ON JUNE 28, 1994.

             SIGNATURES                         TITLE
             ----------                         -----


               *                        Chairman, Chief
- -------------------------------------    Executive Officer
           (R. K. RICHEY)                and Director


         /s/ Keith A. Tucker
- -------------------------------------   Vice Chairman and
          (KEITH A. TUCKER)              Director (Principal
                                         Financial Officer)


             SIGNATURES                      TITLE
             ----------                      -----
        /s/ Spencer H. Stone               Controller
- ------------------------------------
         (SPENCER H. STONE)

                                            Director
- ------------------------------------
           (J. P. BRYAN)

                 *                          Director
- ------------------------------------
         (JOSEPH M. FARLEY)

                 *                          Director
- ------------------------------------
        (LOUIS T. HAGOPIAN)

                 *                          Director
- ------------------------------------
           (C. B. HUDSON)

                 *                          Director
- ------------------------------------
      (JOSEPH L. LANIER, JR.)

                 *                          Director
- ------------------------------------
       (HAROLD T. MCCORMICK)

                 *                          Director
- ------------------------------------
         (JOSEPH W. MORRIS)

                 *                          Director
- ------------------------------------
        (GEORGE J. RECORDS)

                 *                          Director
- ------------------------------------
      (YETTA G. SAMFORD, JR.)



*By:  /s/ Keith A. Tucker
    ---------------------------
        (KEITH A. TUCKER)
         ATTORNEY-IN-FACT